    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 1998


                                                      REGISTRATION NO. 333-08877
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933

                         POST-EFFECTIVE AMENDMENT NO. 1

                            ------------------------

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

             (Exact name of registrant as specified in its charter)

           ARIZONA                           6311                  86-0198983
 (State or other jurisdiction    Primary Standard Industrial    (I.R.S. Employer
              of                    Classification Number)       Identification
incorporation or organization)                                        No.)

                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
                                 (310) 772-6000

         (Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

                            SUSAN L. HARRIS, ESQUIRE
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
                                 (310) 772-6000

      (Name, address, including zip code, and telephone number, including area code of agent for service)

                            ------------------------


        APPROPRIATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:



    As soon as practicable after effectiveness of the Registration Statement. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities act of 1933 check the following box. /X/


    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                       CROSS REFERENCE SHEET PURSUANT TO
                          REGULATION S-K, ITEM 501(B)

FORM S-1 ITEM NO. AND CAPTION                                                     HEADING IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Outside Front Cover Page

       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover

       3.  Summary of Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Front Cover; Profile; Investment Options

       4.  Use of Proceeds......................................  The Seasons Variable Annuity; Purchasing a Seasons
                                                                  Variable Annuity; Investment Options; Access to Your
                                                                  Money

       5.  Determination of Offering Price......................  Not Applicable

       6.  Dilution.............................................  Not Applicable

       7.  Selling Security Holders.............................  Not Applicable

       8.  Plan of Distribution.................................  Purchasing a Seasons Variable Annuity; Access to Your
                                                                  Money

       9.  Description of Securities to be Registered...........  The Seasons Variable Annuity; Annuity Income Options;
                                                                  Investment Options; Expenses

      10.  Interests of Named Experts and Counsel...............  Not Applicable

      11.  Information with Respect to the Registrant...........  Other Information

      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

                                     [LOGO]

                                    PROFILE


                                February 2, 1998


This Profile is a summary of some of the more important points you should know before purchasing the Seasons Variable Annuity. The sections in this Profile correspond to sections in the prospectus which discuss the topics in more detail. Please read the prospectus carefully.


1. THE SEASONS VARIABLE ANNUITY


The Seasons Variable Annuity Contract is a contract between you and Anchor National Life Insurance Company. It is designed to help you save on a tax-deferred basis and diversify your investments among asset classes and managers to meet long-term financial goals, such as retirement funding. Tax deferral means all your money, including the amount you would otherwise pay in current income taxes, remains in your contract to generate more earnings. Your money could grow faster than it would in a comparable taxable investment.

The Seasons Variable Annuity helps you meet these goals by offering four variable investment STRATEGIES which are managed by five different professional investment managers. The value of any portion of your contract allocated to the STRATEGIES will fluctuate up or down based on the performance of the STRATEGIES you select and you may experience a loss. Five fixed investment options, each for a different length of time and offering different interest rates that are guaranteed by Anchor National and a one year DCA account offering a fixed interest rate guaranteed by Anchor National are also available under the contract.

The STRATEGIES and fixed investment options are designed to be used in concert in order to achieve your desired investment goals. You may put money into any of the STRATEGIES and/or fixed investment options. You may transfer between STRATEGIES and/or the fixed investment options four times per year without charge.


Like most annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. Your earnings are based on the investment performance of the STRATEGY or STRATEGIES to which your money is allocated and/or the interest rate earned on the fixed investment options. You may withdraw money from your contract during the Accumulation Phase. However, as with other tax-deferred investments, you will pay taxes on earnings and untaxed contributions when you withdraw them. An IRS tax penalty may apply if you make withdrawals before age 59 1/2. During the Income Phase, you will receive payments from your annuity. Your payments may be fixed in dollar amount, vary with investment performance or be a combination of both, depending on where your money is allocated. Among other factors, the amount of money you are able to accumulate in your contract during the Accumulation Phase will determine the amount of your payments during the Income Phase.

   [LOGO]

2.  ANNUITY PAYMENT OPTIONS



You can select from one of five annuity income options:


    (1) payments for your lifetime;

    (2) payments for your lifetime and your survivor's lifetime;


    (3) payments for your lifetime and your survivor's lifetime, but for not less than 10 years;



    (4) payments for your lifetime, but for not less than 10 or 20 years; and


    (5) payments for a specified period of 5 to 30 years.


You will also need to decide if you want your payments to fluctuate with investment performance or remain constant, and the date on which your payments will begin. Once you begin receiving payments, you cannot change your annuity option. If your contract is non-qualified, payments during the Income Phase are considered partly a return of your original investment. The "original investment" part of each payment is not taxable as income. For qualified contracts, the entire payment is taxable as income.



3.  PURCHASING A SEASONS VARIABLE ANNUITY


You can buy a contract through your financial representative, who can also help you complete the proper forms. For Non-Qualified contracts the minimum initial investment is $5000. For Qualified contracts the minimum initial investment is $2000. You can add $500 or more to your contract at any time during the Accumulation Phase.


4. INVESTMENT OPTIONS


You can put your money into any one or more of the four multi-manager variable investment STRATEGIES and/or one or more of the six fixed investment options. The fixed investment options offer fixed rates of interest for specified lengths of time.


Each STRATEGY has a different investment objective and uses an asset allocation investment approach, investing in a combination of underlying investment portfolios which invest in a combination of stocks, bonds and cash in varying degrees, to achieve its investment objective. The four investment STRATEGIES are:


                                     GROWTH
                                MODERATE GROWTH
                                BALANCED GROWTH
                              CONSERVATIVE GROWTH

Each STRATEGY invests in three underlying investment portfolios. The underlying investment portfolios are managed by the following five investment managers:

                       PUTNAM INVESTMENT MANAGEMENT, INC.
                         T. ROWE PRICE ASSOCIATES, INC.
                           JANUS CAPITAL CORPORATION
                       SUNAMERICA ASSET MANAGEMENT CORP.
                       WELLINGTON MANAGEMENT COMPANY, LLP


5.  EXPENSES



Each year we deduct a $35 ($30 in North Dakota) contract administration fee on your contract anniversary. We currently waive this fee if your contract value is at least $50,000.


We also deduct insurance charges which amount to 1.40% annually of the average daily value of your contract allocated to the STRATEGIES. The insurance charges include Mortality and Expense Risk, 1.25% and Distribution Expense, .15%. There are also investment charges and other expenses if you put money into the STRATEGIES, which may range from 1.12% to 1.25%. Investment charges may be more or less than the percentages reflected here.


If you take your money out in excess of the "free withdrawal" amount allowed for in your contract, you may be assessed a withdrawal charge that is a percentage of the money you withdraw. The percentage declines with each year the money is in the contract as follows:


Year 1.........   7%          Year 5.........   4%
Year 2.........   6%          Year 6.........   3%
Year 3.........   6%          Year 7.........   2%
Year 4.........   5%          Year 8.........   0%


Additionally, if you take money out of a multi-year fixed investment option before the end of the selected period, you may be assessed an adjustment which could increase or decrease the value of your money.


In some states you may also be assessed a state premium tax of up to 3.5%, depending upon the state in which you reside.

                                                                       [LOGO]

If you transfer among the STRATEGIES and/or fixed investment options more than four times per year, you will be charged a $25 dollar transfer fee for each subsequent transfer ($10 in Pennsylvania and Texas).


The following chart is designed to help you understand the charges in your contract. THE COLUMN "TOTAL ANNUAL CHARGES" SHOWS THE TOTAL OF THE $35 CONTRACT ADMINISTRATION CHARGE, THE 1.40% INSURANCE CHARGES AND THE INVESTMENT CHARGES FOR EACH STRATEGY. WE CONVERTED THE CONTRACT ADMINISTRATION CHARGE TO A PERCENTAGE (.12%) USING AN ASSUMED CONTRACT SIZE OF $30,000. The actual impact of this charge on your contract may differ from this percentage.


                                                                                        EXAMPLES
                         Total Annual                   Total Annual                Total      Total
                          Insurance
                           Related
                           Charges                       Investment               Expenses    Expenses
                                                           Related       Total    at end of  at end of
                                                           Charges      Annual     1 YEAR     10 YEARS
STRATEGY                                                                Charges

Growth                      1.52%      (1.40% + .12%)       1.25%        2.77%       $98        $309
Moderate Growth             1.52%      (1.40% + .12%)       1.21%        2.73%       $98        $306
Balanced Growth             1.52%      (1.40% + .12%)       1.17%        2.69%       $97        $301
Conservative Growth         1.52%      (1.40% + .12%)       1.12%        2.64%       $97        $296


The examples assume that you invested $1,000 in a STRATEGY which earns 5% annually and that you withdrew your money at the end of a 1 year period and at the end of a 10 year period. For year 1, the total annual charges are assessed as well as the withdrawal charge. For year 10, the example reflects the total annual charges but there is no withdrawal charge. The annual investment-related expenses reflect the waiver or reimbursement of expenses by the investment adviser. No premium taxes are reflected. Please see the Fee Tables in the prospectus for more detailed information regarding the fees and expenses incurred under the contract.



6. TAXES



Unlike taxable investments where earnings are taxed in the year they are earned, taxes on amounts earned in a non-qualified contract (one that is established with after tax dollars) are deferred until they are withdrawn. In a qualified contract (one that is established with before tax dollars) all amounts are taxable when they are withdrawn.



When you begin taking distributions or withdrawals from your contract, earnings are considered to be taken out first and will be taxed at your ordinary income tax rate. You may be subject to a 10% IRS tax penalty for distributions or withdrawals before age 59 1/2.



7. ACCESS TO YOUR MONEY



Withdrawals may be made from your contract in the amount of $1,000 or more. Each year, you can take out up to 10% of the total amount you invested without charge. Withdrawals in excess of the 10% will be assessed a withdrawal charge as described above. If you withdraw your entire contract value you will not receive the benefit of any free withdrawal amount. After your money has been in the contract for seven full years, there are no withdrawal charges on that portion of the money withdrawn. Additionally, withdrawal charges are not assessed when a death benefit is paid. Of course, you may also have to pay income tax and a 10% IRS tax penalty may apply.



8. PERFORMANCE


The value of your annuity will fluctuate depending upon the investment performance of the STRATEGY or STRATEGIES you select. From time to time we may advertise a STRATEGY'S total return. The total return figures are based on historical data and are not intended to indicate future performance.


The following chart shows total return for each STRATEGY since the STRATEGIES first became available on April 15, 1997. These numbers reflect the insurance charges, the

   [LOGO]

contract maintenance fee and investment charges. Withdrawal charges are not reflected in the chart. Past performance is not a guarantee of future results.



                                      INCEPTION
                                         TO
STRATEGY                              12/31/97
  Growth                                 18.77%
  Moderate Growth                        17.21%
  Balanced Growth                        15.38%
  Conservative Growth                    13.66%



9. DEATH BENEFIT


If you, or, if there is a joint owner, the younger of the two, should die during the Accumulation Phase, your Beneficiary will receive a death benefit.

If you die before age 75, the death benefit will be the greater of: (1) the money you put into the contract less any withdrawals, charges and market value adjustments, accumulated at 3%; or (2) the current value of your contract.

If you die after age 75, the death benefit will be the greater of: (1) the money you put into the contract less any withdrawals, charges and market value adjustments, accumulated at 3% until your 75th birthday plus any subsequent Purchase Payments and less any withdrawals; or (2) the current value of your contract.


10. OTHER INFORMATION


OWNERSHIP: The contract is an allocated fixed and variable group annuity contract. A group contract is issued to a contractholder, for the benefit of the participants in the group. You, as an owner of a Seasons Variable Annuity, are a participant in the group and will receive a certificate evidencing your ownership. You, as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this Profile and the prospectus, the term contract refers to your certificate. In some states an individual fixed and variable annuity contract may be available instead, which is identical to the group contract described in this Profile and the prospectus except that it is issued directly to the individual owner.


FREE LOOK: You may cancel your contract within 10 days of receiving it (or whatever period is required by your state) by mailing it to our Annuity Service Center. Your contract will be treated as void on the date we receive it and we will pay you an amount equal to the value of the money in the STRATEGIES plus any money you put into the fixed investment options (unless otherwise required by state law). Its value may be more or less than the money you initially invested. Thus, the investment risk is borne by you during the free look period.


SYSTEMATIC WITHDRAWAL PROGRAM: If selected by you, this program allows you to receive either monthly, quarterly, semi-annual or annual checks during the Accumulation Phase. Systematic withdrawals may also be electronically wired to your bank account. Of course, withdrawals during the Accumulation Phase may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2.

DOLLAR COST AVERAGING: If selected by you, this program allows you to invest gradually into one or more of the STRATEGIES.

PRINCIPAL ADVANTAGE PROGRAM: If selected by you, this program allows you to put money in a fixed investment option and one or more STRATEGIES and we will guarantee that the portion allocated to the fixed investment option will grow to equal your principal investment.

AUTOMATIC PAYMENT PLAN: You can add to your contract directly from your bank account with as little as $50 per month.

CONFIRMATIONS AND QUARTERLY STATEMENTS: You will receive a confirmation of each transaction within your contract. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your account values.


11. INQUIRIES:


If you have questions about your contract or need to make changes, call your financial representative or contact us at:

Anchor National Life Insurance Company
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
800/445-SUN2

If money accompanies your correspondence, you should direct it to:

Anchor National Life Insurance Company
P.O. Box 100330
Pasadena, California 91189-0001

                                     [LOGO]

                   ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
                                   issued by
                         VARIABLE ANNUITY ACCOUNT FIVE
                                      and
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

The annuity contract has 10 investment choices - 6 fixed investment options which offer interest rates guaranteed by Anchor National for different periods of time and 4 variable investment STRATEGIES:

                                     GROWTH
                                MODERATE GROWTH
                                BALANCED GROWTH
                              CONSERVATIVE GROWTH

                  which invest in the underlying portfolios of
                              SEASONS SERIES TRUST
                              which is managed by:

                       PUTNAM INVESTMENT MANAGEMENT, INC.
                         T. ROWE PRICE ASSOCIATES, INC.
                           JANUS CAPITAL CORPORATION
                       SUNAMERICA ASSET MANAGEMENT CORP.
                       WELLINGTON MANAGEMENT COMPANY, LLP

You can put your money into any one or all of the STRATEGIES and/or fixed investment options.

Please read this prospectus carefully before investing and keep it for your future reference. It contains important information you should know about the Seasons Variable Annuity.


To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated February 2, 1998. The SAI has been filed with the Securities and Exchange Commission
("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on page 20 of this prospectus. For a free copy of the SAI, call us at 800/445-SUN2 or write us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.



In  addition, the SEC maintains a website (http://www.sec.gov) that contains the
SAI  materials   incorporated  by   reference   and  other   information   filed
electronically with the SEC.


ANNUITIES INVOLVE RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   [LOGO]

TABLE OF CONTENTS


GLOSSARY OF TERMS.........................................................     3
FEE TABLES................................................................     4
      Owner Transaction Expenses..........................................     4
      Annual Separate Account Expenses....................................     4
      Portfolio Expenses..................................................     4
EXAMPLES..................................................................     5
THE SEASONS VARIABLE ANNUITY..............................................     6
ANNUITY INCOME OPTIONS....................................................     6
      Options.............................................................     7
      Allocation of Annuity Payments......................................     7
      Transfers During the Income Phase...................................     7
      Deferment of Payments...............................................     7
PURCHASING A SEASONS VARIABLE ANNUITY.....................................     8
      Allocation of Purchase Payments.....................................     8
      Accumulation Units..................................................     8
      Free Look Period....................................................     8
INVESTMENT OPTIONS........................................................     9
      Variable Investment Options: The STRATEGIES.........................     9
      Substitution........................................................    12
      Fixed Investment Options............................................    12
      Transfers During the Accumulation Phase.............................    13
EXPENSES..................................................................    14
      Insurance Charges...................................................    14
      Investment Charges..................................................    14
      Contract Maintenance Charge.........................................    15
      Withdrawal Charge...................................................    15
      Transfer Fee........................................................    16
      Premium Taxes.......................................................    16
      Income Taxes........................................................    16
      Reduction or Elimination of Certain Charges.........................    16
TAXES.....................................................................    16
      Annuity Contracts in General........................................    16
      Tax Treatment of Distributions --Non-Qualified Contracts............    17
      Tax Treatment of Distributions --Qualified Contracts................    17
      Diversification.....................................................    17
ACCESS TO YOUR MONEY......................................................    17
      Suspension of Payments..............................................    18
      Minimum Contract Value..............................................    18
PERFORMANCE...............................................................    18
DEATH BENEFIT.............................................................    19
      Death of the Annuitant..............................................    19
OTHER INFORMATION.........................................................    20
      Anchor National.....................................................    20
      The Separate Account................................................    20
      The General Account.................................................    20
      Distribution........................................................    21
      Administration......................................................    21
      Other Information about Anchor National.............................    21
FINANCIALS................................................................    25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................    26
INDEPENDENT ACCOUNTANTS...................................................    34
FINANCIAL STATEMENTS......................................................    35
APPENDIX A................................................................    51
APPENDIX B--PREMIUM TAXES.................................................    52

                                                                       [LOGO]

GLOSSARY OF TERMS

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them below:

ACCUMULATION PHASE -- The period during which you invest money in your contract.

ACCUMULATION UNITS -- A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT(S) -- The person(s) on whose life(lives) we base annuity payments.

ANNUITY DATE -- The date on which annuity payments are to begin, as selected by you.

BENEFICIARY(IES) -- The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.

INCOME PHASE -- The period during which we make annuity payments to you.

NON-QUALIFIED (CONTRACT) -- A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account.

PURCHASE PAYMENTS -- The money you give us to buy a contract, as well as any additional money you give us to invest after you own it.

QUALIFIED (CONTRACT) -- A contract purchased with pre-tax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account.

STRATEGY(IES) -- A sub-account of Variable Annuity Account Five which provides for the variable investment options available under the contract. Each STRATEGY has its own investment objective and is invested in the underlying investment portfolios of Seasons Series Trust.

   [LOGO]

SEASONS VARIABLE ANNUITY FEE TABLES
                    ------------------------------------------------------------

OWNER TRANSACTION EXPENSES

Withdrawal Charge as a percentage of Purchase Payments:

Year 1..............    7%       Year 5..............    4%
Year 2..............    6%       Year 6..............    3%
Year 3..............    6%       Year 7..............    2%
Year 4..............    5%       Year 8..............    0%


Contract Maintenance Charge........  $35 each year ($30 in North Dakota)

Transfer Fee.......................  No charge for first 4 transfers each year; thereafter, the fee is $25 per
                                     transfer ($10 in
                                     Pennsylvania and Texas)


ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of daily net asset value)

Mortality Risk Charge........................       0.90%
Expense Risk Charge..........................       0.35%
Distribution Expense Charge..................       0.15%
                                                     ---
      Total Separate Account Expenses........       1.40%


                         INVESTMENT PORTFOLIO EXPENSES
  (as a percentage of daily net asset value of each investment portfolio after reimbursement of expenses.)*


                                             MANAGEMENT          OTHER          TOTAL ANNUAL
                                                FEE            EXPENSES           EXPENSES
------------------------------------------------------------------------------------------------
    Stock                                       .85%                .36%              1.21%
    Asset Allocation: Diversified Growth        .85%                .36%              1.21%
    Multi-Managed Growth                        .89%                .40%              1.29%
    Multi-Managed Moderate Growth               .85%                .36%              1.21%
    Multi-Managed Income/Equity                 .81%                .33%              1.14%
    Multi-Managed Income                        .77%                .29%              1.06%
------------------------------------------------------------------------------------------------
* The percentages set forth above are based on estimated amounts for the current fiscal year.


The Investment Portfolio Expenses table set forth above identifies the total investment expenses charged by the underlying investment portfolios of Seasons Series Trust. Each contractholder within a STRATEGY will incur a portion of these total investment expenses in relation to the investment by such STRATEGY in the respective portfolio. The table entitled "Investment Portfolio Expenses by STRATEGY" which follows this table identifies the total investment portfolio expenses by STRATEGY based upon the allocation of contract values within each STRATEGY to the underlying investment portfolios after the quarterly rebalancing described on page 11. However, the actual investment portfolio expenses incurred by contractholders within a STRATEGY will vary depending upon the daily net asset value of each investment portfolio in which such STRATEGY is invested.


THE ABOVE INVESTMENT PORTFOLIO EXPENSES WERE PROVIDED BY SEASONS SERIES TRUST. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                                                                       [LOGO]

                   INVESTMENT PORTFOLIO EXPENSES BY STRATEGY
  (based on the total annual expenses of the underlying investment portfolios reflected above, after reimbursement of expenses)**



                                           MANAGEMENT          OTHER          TOTAL ANNUAL
                                              FEE            EXPENSES           EXPENSES
----------------------------------------------------------------------------------------------

  STRATEGY
    Growth                                    .87%                .38%              1.25%
    Moderate Growth                           .85%                .36%              1.21%
    Balanced Growth                           .83%                .34%              1.17%
    Conservative Growth                       .80%                .32%              1.12%
----------------------------------------------------------------------------------------------
** The percentages set forth above are based on estimates for the current fiscal year.


                                    EXAMPLES

You will pay the following expenses on a $1,000 investment in each STRATEGY, assuming a 5% annual return on assets and:

  (a) surrender of the contract at the end of the stated time period;
  (b) if the contract is annuitized or not surrendered.

                                           TIME PERIODS
STRATEGY                                1 YEAR     3 YEARS
Growth                                 (a) $98    (a) $146
                                       (b) $28    (b) $ 86

Moderate Growth                        (a) $98    (a) $145
                                       (b) $28    (b) $ 85

Balanced Growth                        (a) $97    (a) $143
                                       (b) $27    (b) $ 83

Conservative Growth                    (a) $97    (a) $142
                                       (b) $27    (b) $ 82

                     EXPLANATION OF FEE TABLES AND EXAMPLES

1. The purpose of the Fee Tables is to show you the various expenses you will incur directly and indirectly by investing in the contract. The example reflects owner transaction expenses, separate account expenses and investment portfolio expenses by STRATEGY.


2. For certain investment portfolios in which the STRATEGIES invest, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse certain expenses, if necessary, to keep annual operating expenses at or below the following percentages of each investment portfolio's average net assets: Stock and Asset Allocation:
       Diversified Growth Portfolios: 1.21%; Multi-Managed Growth: 1.29%; Multi-Managed Moderate Growth: 1.21%; Multi-Managed Income/Equity: 1.14%, Multi-Managed Income: 1.06%. The adviser also may voluntarily waive or reimburse additional amounts to increase an investment portfolios' investment return. All waivers and/or reimbursements may be terminated at any time. Furthermore, the adviser may recoup any waivers or reimbursements within two years after such waivers or reimbursements are granted, provided that the investment portfolio is able to make such payment and remain in compliance with the foregoing expense limitations.


3. The Examples assume that no transfer fees were imposed. Premium taxes are not reflected but may be applicable.

4. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

AS  OF THE DATE  OF THIS PROSPECTUS, THE  SALE OF SEASONS HAD  NOT BEGUN AND THE
STRATEGIES  DID  NOT  HAVE  ANY   ASSETS.  THEREFORE,  NO  CONDENSED   FINANCIAL
INFORMATION IS PRESENTED HERE.

   [LOGO]

THE SEASONS VARIABLE ANNUITY
--------------------------------------------------------------------------------


An annuity is a contract between you (the owner) and an insurance company. The contract provides tax deferral for your earnings, as well as a death benefit and guaranteed income in the form of annuity payments beginning on a date you select. Until you decide to begin receiving annuity payments, your annuity is in the Accumulation Phase. Once you begin receiving annuity payments, your contract switches to the Income Phase. If you die during the Accumulation Phase, the insurance company guarantees a death benefit to your Beneficiary. The Seasons Variable Annuity is issued by Anchor National Life Insurance Company.


During the Accumulation Phase, the value of your annuity benefits from tax deferral. This means your earnings accumulate on a tax-deferred basis until you take money out of your contract. The Income Phase occurs when you begin to receive annuity payments. You select the date on which annuity payments are to begin.

The contract is called a variable annuity because you can choose among four variable investment STRATEGIES, which invest in underlying investment portfolios managed by five investment managers. Depending upon market conditions, you can make or lose money in any of these STRATEGIES. If you allocate money to the STRATEGIES, the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the investment performance of the STRATEGIES you select. The amount of the annuity payments you receive during the Income Phase from the variable portion of your contract also depends upon the investment performance of the STRATEGIES you select for the Income Phase.

The contract also offers six fixed investment options. Your money will earn interest at the rate guaranteed by us for the period of time you agree to leave your money in the fixed investment option. We currently offer fixed investment options for periods of one, three, five, seven and ten years and a special one year DCA fixed account specifically for the Dollar Cost Averaging Program. The multi-year fixed investment options are not available in Maryland or Washington. If you allocate money to a fixed investment option, the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the total interest credited to your contract. An adjustment to your contract will apply to withdrawals or transfers from the multi-year fixed investment options prior to the end of the selected guarantee period. The amount of annuity payments you receive during the Income Phase from the fixed portion of your contract will remain level for the entire Income Phase.

ANNUITY INCOME OPTIONS
--------------------------------------------------------------------------------

When you switch to the Income Phase, you will receive regular income payments under the contract. You can choose to have your annuity payments sent to you by check or electronically wired to your bank. The contract offers 5 annuity options. Other annuity options may be available in the future.

You select the date on which annuity payments are to begin, which must be the first day of a month at least two years after the date of your contract. We call this the Annuity Date. You may change your Annuity Date at least seven days prior to the date that your payments are to begin. However, annuity payments must begin by the later of your 90th birthday or ten years after the date your contract is issued. We call this the Latest Annuity Date. If no Annuity Date is selected we will begin payments based on the Latest Annuity Date. Certain states may require that you begin receiving annuity payments prior to this date. If the Annuity Date is past your 85th birthday, it is possible that the contract would not be treated as an annuity and you may incur adverse tax consequences.

Unless you are a non-natural owner, you may change the Annuitant at any time prior to the Annuity Date. You may also designate a second person on whose life annuity payments are based. If the Annuitant dies before the Annuity Date, you must notify us and designate a new Annuitant.

If you do not choose an annuity option, annuity payments will be made in accordance with option 4 (below) for 120 months. If the annuity payments are for joint lives, then we will make payments in accordance with option 3. If permitted by state law, we may pay the annuity in one lump sum if your contract is less than $5,000. Likewise, if your annuity payments would be less than $50 a month, we have the right to change the

                                                                       [LOGO]

frequency of your payment to be quarterly, semi-annual or annual so that your annuity payments are at least $50. Annuity payments will be made to you unless you designate another person to receive them. In that case, you must notify us in writing at least 30 days before the Annuity Date. You will remain fully responsible for any taxes related to annuity payments.

OPTION 1 - LIFE INCOME

Under this option, we will make annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

OPTION 2 - JOINT AND SURVIVOR ANNUITY

Under this option, we will make annuity payments as long as the Annuitant and a designated second person are alive. Upon the death of either person, we will continue to make annuity payments so long as the survivor is alive. You choose the amount of the annuity payments to the survivor, which can be equal to 100%, 66.66% or 50% of the full amount. Annuity payments stop upon the death of the survivor.

OPTION 3 - JOINT AND SURVIVOR LIFE ANNUITY - 120 MONTHLY PAYMENTS GUARANTEED

This option is similar to option 2 above, with the additional guarantee that payments will be made for at least 120 months. If the Annuitant and survivor die before all guaranteed payments have been made, the rest will be made to the Beneficiary.

OPTION 4 - LIFE ANNUITY WITH 120 OR 240 MONTHLY PAYMENTS GUARANTEED

This option is similar to option 1 above, with the additional guarantee that payments will be made for at least 120 or 240 months, as selected by you. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary.

OPTION 5 - INCOME FOR A SPECIFIED PERIOD

Under this option, we will make annuity payments for any period of time from 5 to 30 years, as selected by you. However, the period must be for full 12 month increments. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be made to the beneficiary. This option does not contain an element of mortality risk. Therefore, you will not get the benefit of the mortality component of the mortality and expense risk charge if this option is selected.

ALLOCATION OF ANNUITY PAYMENTS

On the Annuity Date, if your money is invested in a fixed investment option(s), your annuity payments will be fixed in amount. If your money is invested in a STRATEGY(IES), your annuity payments will vary depending on the investment performance of the STRATEGY(IES) you select. If you have money in the fixed and variable investment options, your annuity payments will be based on the respective allocations. You may not convert between fixed and variable payments once annuity payments begin.

VARIABLE ANNUITY PAYMENTS

If you choose to have any portion of your annuity payments come from the STRATEGIES, the dollar amount of your payment will depend upon three things: (1) the value of your contract in the STRATEGIES on the Annuity Date, (2) the 3.5% assumed investment rate used in the annuity table for the contract and (3) the performance of the STRATEGIES you selected. If the actual performance exceeds the 3.5% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3.5%, your annuity payments will decrease. The Statement of Additional Information contains detailed information and sample calculations.

TRANSFERS DURING THE INCOME PHASE

You may transfer money among the STRATEGIES during the Income Phase. Transfers are subject to the same limitations as transfers during the Accumulation Phase. However, you may not transfer money from the fixed account into the STRATEGIES or from the STRATEGIES into the fixed accounts during the Income Phase.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by state law. Interest will be credited to you during the deferral period.

   [LOGO]

PURCHASING A SEASONS VARIABLE ANNUITY
--------------------------------------------------------------------------------

A Purchase Payment is the money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it. You can purchase a Non-Qualified contract with a minimum initial investment of $5,000 and a Qualified contract with a minimum initial investment of $2,000. The maximum we accept is $1,000,000 without our prior approval. Payments in amounts of $500 or more may be added to your contract at any time during the Accumulation Phase. You can make scheduled subsequent Purchase Payments of $50 or more per month by enrolling in the Automatic Payment Plan.

We  may  refuse  any  Purchase  Payment.  In  general,  we  will  not  issue   a
Non-Qualified contract to anyone who is age 90 or older or a Qualified contract to anyone who is age 70 1/2 or older.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, you will allocate your Purchase Payment to one or more of the STRATEGIES and/or the fixed investment options. You should specify your investment allocations on the contract application. If you make additional Purchase Payments, we will allocate them the same way as your first Purchase Payment unless you tell us otherwise.

Once we receive your Purchase Payment and a complete application at our principal place of business, we will issue your contract and allocate your first Purchase Payment within two business days. If we are unable to complete this process within five business days, we will either send back your money or get your permission to keep it until we get all the necessary information.

ACCUMULATION UNITS

The value of the variable portion of your contract will go up or down depending upon the investment performance of the STRATEGY(IES) you select. In order to keep track of the value of your contract, we use a unit of measure called an Accumulation Unit which works like a share of a mutual fund. During the Income Phase, we call them Annuity Units.

An Accumulation Unit value is determined each day that the New York Stock Exchange ("NYSE") is open. We calculate an Accumulation Unit for each STRATEGY after the NYSE closes each day. We do this by:

    (1)  determining  the  total  value  of  money  invested  in  the particular
        STRATEGY;

    (2) subtracting from that amount any asset-based charges and any other charges such as taxes we have deducted; and

    (3) dividing this amount by the number of outstanding Accumulation Units.

The value of an Accumulation Unit may go up or down from day to day. When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a STRATEGY by the value of the Accumulation Unit for that STRATEGY.

    Example:

    We receive a $25,000 Purchase Payment from you on Wednesday. You want your money to be invested in the Moderate Growth STRATEGY. We determine that the value of an Accumulation Unit for the Moderate Growth STRATEGY is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2252.252 Accumulation Units for the Moderate Growth STRATEGY.

FREE LOOK PERIOD


If you change your mind about owning the contract, you can cancel it within 10 days after receiving it (or longer if required by state law) by mailing it back to our Annuity Service Center. Unless otherwise required by state law, you will receive back the value of the money allocated to the STRATEGIES on the day we receive your request plus any Purchase Payment in the fixed investment options. This value may be more or less than the money you initially invested. Thus, the investment risk is borne by you during the free look period.

                                                                       [LOGO]

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The contract offers variable investment options which we call STRATEGIES and fixed investment options. The contract was designed to meet your varying investment needs over time, which can be achieved by using the STRATEGIES alone or in concert with the fixed investment options in order to lower the risk associated with investing only in a variable investment option.

VARIABLE INVESTMENT OPTIONS:
THE STRATEGIES

The contract offers four multi-manager variable investment STRATEGIES, each with a different investment objective. The STRATEGIES are designed to meet your investment needs over time and considering factors such as your age, goals and risk tolerance. However, each STRATEGY is designed to achieve different levels of growth over time.


Each STRATEGY invests in three of the six underlying investment portfolios of the Seasons Series Trust. The allocation of money among these investment portfolios will vary depending on the objective of the STRATEGY.


Seasons  Series  Trust   is  managed  by   SunAmerica  Asset  Management   Corp.
("SAAMCo."), which is affiliated with Anchor National. SAAMCo. has engaged sub-advisers to provide investment advice for certain investment portfolios.

The underlying investment portfolios of  Seasons Series Trust include the  Asset
Allocation: Diversified Growth Portfolio, the Stock Portfolio and the Multi-Managed Growth, Multi-Managed Moderate Growth, Multi-Managed Income/Equity and Multi-Managed Income Portfolios (the "Multi-Managed Portfolios").

The Asset Allocation: Diversified Growth Portfolio is managed by Putnam Investment Management, Inc. The Stock Portfolio is managed by T. Rowe Price Associates, Inc. All of the Multi-Managed Portfolios include the same three basic investment components: a growth component managed by Janus Capital Corporation, a balanced component managed by SAAMCo. and a fixed income component managed by Wellington Management Company, LLP. The Growth STRATEGY and the Moderate Growth STRATEGY also have an aggressive growth component which is managed by SAAMCo. The percentage that any one of these components represents in the Multi-Managed Portfolios varies in accordance with each STRATEGY's objective.

YOU SHOULD READ THE PROSPECTUS FOR SEASONS SERIES TRUST CAREFULLY BEFORE INVESTING. THE PROSPECTUS CONTAINS DETAILED INFORMATION ABOUT THE INVESTMENT PORTFOLIOS AND IS ATTACHED TO THIS PROSPECTUS.

Each STRATEGY uses an asset allocation investment approach to achieve its objective and allocates your money into underlying investment portfolios which invest in a combination of stocks, both domestic and international, bonds and cash. Although the asset mix within each STRATEGY will vary over time, each STRATEGY has a neutral asset allocation mix, including a cash component in order to reflect the anticipated cash holdings required to rebalance each STRATEGY quarterly, as reflected on the following pages. Additionally, after the quarterly rebalancing described on page 10, the contract value within each STRATEGY will be allocated to the various underlying investment portfolios in the percentages identified on the following pages.

   [LOGO]

                                     GROWTH

GOAL: Long-term growth of capital, allocating its assets primarily to stocks. This STRATEGY may be best suited for those with longer periods to invest.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stocks           80%
Bonds            15%
Cash              5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

ASSET ALLOCATION: DIVERSIFIED
 GROWTH PORTFOLIO                  25%
Managed by Putnam Investment
 Management, Inc.

STOCK PORTFOLIO                    25%
Managed by T. Rowe Price
 Associates, Inc.

MULTI-MANAGED GROWTH PORTFOLIO     50%

Managed by:
    Janus Capital Corporation
    SunAmerica Asset Management Corp.
    Wellington Management Company, LLP

                                MODERATE GROWTH

GOAL: Growth of capital through investments in equities, with a secondary objective of conservation of principal by allocating more of its assets to bonds than the Growth STRATEGY. This STRATEGY may be best suited for those nearing retirement years but still earning income.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stocks           70%
Bonds            25%
Cash              5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

ASSET ALLOCATION: DIVERSIFIED
 GROWTH PORTFOLIO                 25%
Managed by Putnam Investment
 Management, Inc.

STOCK PORTFOLIO                   20%
Managed by T. Rowe Price
 Associates, Inc.

MULTI-MANAGED MODERATE GROWTH
 PORTFOLIO                        55%

Managed by:
    Janus Capital Corporation
    SunAmerica Asset Management Corp.
    Wellington Management Company, LLP

                                                                       [LOGO]

                                BALANCED GROWTH

Goal: Focuses on conservation of principal by investing in a more balanced weighting of stocks and bonds, with a secondary objective of seeking a high total return. This STRATEGY may be best suited for those approaching retirement and with less tolerance for investment risk.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stocks           55%
Bonds            40%
Cash              5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

ASSET ALLOCATION: DIVERSIFIED
 GROWTH PORTFOLIO                  25%
Managed by Putnam Investment
 Management, Inc.

STOCK PORTFOLIO                    20%
Managed by T. Rowe Price
 Associates, Inc.

MULTI-MANAGED INCOME/EQUITY
 PORTFOLIO                         55%

Managed by:
    Janus Capital Corporation
    SunAmerica Asset Management Corp.
    Wellington Management Company, LLP

                              CONSERVATIVE GROWTH

Goal: Capital preservation while maintaining some potential for growth over the long term. This STRATEGY may be best suited for those with lower investment risk tolerance.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stocks           42%
Bonds            53%
Cash              5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

ASSET ALLOCATION: DIVERSIFIED
 GROWTH PORTFOLIO                 25%
Managed by Putnam Investment
 Management, Inc.

STOCK PORTFOLIO                   15%
Managed by T. Rowe Price
 Associates, Inc.

MULTI-MANAGED INCOME PORTFOLIO    60%

Managed by:
    Janus Capital Corporation
    SunAmerica Asset Management Corp.
    Wellington Management Company, LLP

   [LOGO]

STRATEGY REBALANCING


Each STRATEGY is designed to meet its investment objective by allocating a portion of your money to three different investment portfolios. In order to maintain the mix of investment portfolios consistent with each STRATEGY's objective, each STRATEGY within your contract will be rebalanced such that on the first business day of each quarter (or as close to such date as is administratively practicable) it will be allocated among the various investment portfolios according to the percentages set forth on the prior pages. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. We also reserve the right to rebalance any STRATEGY more frequently if deemed necessary and in no event adverse to the interests of contract owners invested in such STRATEGY. Rebalancing a STRATEGY may involve shifting a portion of assets out of portfolios with higher returns into portfolios with relatively lower returns. Transfers made as a result of rebalancing a STRATEGY are not counted against your 4 free transfers per year.


SUBSTITUTION

If any of the underlying investment portfolios is no longer available, we may be required to substitute shares of another investment portfolio. We will seek any required prior approval of the SEC and give you notice before doing this.

FIXED INVESTMENT OPTIONS

The contract also offers six fixed investment options. Anchor National will guarantee the interest rate earned on money you allocate to any of these fixed investment options. We currently offer fixed investment options for periods of one, three, five, seven and ten years, which we call Guarantee Periods. The multi-year fixed investment options are not available in Maryland or Washington. Additionally, we guarantee the interest rate for money allocated to the one year DCA fixed account (the "DCA Account") which is available only in conjunction with the Dollar Cost Averaging Program. Please see the section on the Dollar Cost Averaging Program on the next page for additional information about, including limitations on, the availability of the DCA Account.

Interest rates offered for the different Guarantee Periods and the DCA Account will differ from time to time due to changes in market conditions but will not be less than 3%. The interest rate offered for a particular Guarantee Period for new Purchase Payments may differ from the interest rate offered for money already invested in such account. An interest rate established for a Guarantee Period or the DCA Account will not change during the term of that period.

You may reallocate money to a fixed investment option (other than the DCA account) or to any of the STRATEGIES after the end of the Guarantee Period. However, if you do not give us different instructions within 30 days after the end of your Guarantee Period, we will keep your money in the fixed account for the same Guarantee Period you previously selected. You will receive the interest rate then in effect for that Guarantee Period.

MARKET VALUE ADJUSTMENT

THE FOLLOWING DISCUSSION APPLIES TO MONIES YOU PUT INTO THE THREE, FIVE, SEVEN AND TEN YEAR FIXED INVESTMENT OPTIONS ONLY AND DOES NOT APPLY TO WITHDRAWALS TO PAY A DEATH BENEFIT OR CONTRACT FEES AND CHARGES.

If you take your money out of a multi-year fixed investment option (whether by withdrawal, transfer or annuitization) before the end of the Guarantee Period, we will make an adjustment to the value of your contract. We call this a Market Value Adjustment. The Market Value Adjustment reflects the differing interest rate environments between the time you put your money into the fixed account and the time you take your money out of the fixed account. The adjustment can increase or decrease the value of your contract. You may withdraw your money within 30 days followng the end of a Guarantee Period without incurring a Market Value Adjustment.

We calculate the Market Value Adjustment by comparing the interest rate you received on the money you put into the fixed account against the interest rate we are currently offering to contract owners for the period of time remaining in the Guarantee Period. If the amount of time remaining is not equal to an available guarantee period for which we offer a fixed interest rate, the interest rate will be determined by linear interpolation between interest rates for the two nearest periods that are available.

Generally, if interest rates have dropped between the time you put your money into the fixed account and the time you take it out, there will be a positive adjustment to the value of your contract. Conversely, if interest rates have increased between the time you put your money into the fixed account and the time you take it out, there will be a negative adjustment to the value of your contract.

                                                                       [LOGO]

If the Market Value Adjustment is negative, it will be assessed first against any remaining money allocated to the fixed account out of which you took your money and then against the amount of money you take out of the fixed account. If the Market Value Adjustment is positive, it will be added to the amount you take out of the fixed account.

Appendix A provides more information about how we calculate the Market Value Adjustment and gives some examples of the impact of the adjustment.

The one year fixed investment option and DCA Account do not impose a market value adjustment and are not registered under the Securities Act of 1933 and are not subject to the provisions of the Investment Company Act of 1940.

TRANSFERS DURING THE ACCUMULATION PHASE

Except as provided in the next sentence with respect to the DCA Account, you can transfer money among the STRATEGIES and the fixed investment options by written request or by telephone. Although you may transfer money out of the DCA Account, you may not transfer money into the DCA Account from any STRATEGY or any fixed investment option. You can make four transfers every year without incurring a transfer charge. We measure a year from the anniversary of the day we issued your contract. If you make more than four transfers in a year, there is a $25 transfer fee per transfer ($10 in Pennsylvania and Texas). Additionally, transfers out of a multi-year fixed investment option may be subject to a market value adjustment.

The minimum amount you can transfer is $500 or a lesser amount if you transfer the entire balance from a STRATEGY or a fixed investment option. If any money will remain in a STRATEGY or fixed investment option after making a transfer, it must be at least $500. Your request for transfer must clearly state which STRATEGY(IES) and/or fixed investment option(s) are involved and the amount you want to transfer. Please see the section below on Dollar Cost Averaging for specific rules regarding the DCA Account.

We will accept transfers by telephone unless you specify otherwise on your contract application. We have in place procedures to provide reasonable assurance that instructions given to us by telephone are genuine. Thus, we disclaim all liability for any claim, loss or expense from any error. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We reserve the right to modify, suspend or terminate the transfer privileges at any time.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set percentage or amount from any STRATEGY or the one year fixed investment option (we call these source accounts) to another STRATEGY. You can also select to transfer the entire value in a STRATEGY or the one year fixed investment option in a stated number of transfers. Transfers may be monthly or quarterly. You can change the amount or frequency at any time by notifying us in writing.


When you make either your initial Purchase Payment or a subsequent Purchase Payment and want to participate in the Dollar Cost Averaging Program with that money, you may also use the DCA Account as a source account. You cannot transfer money from a STRATEGY or other fixed investment option into the DCA Account. When the DCA Account is used, all of your money in the account will be transferred to the STRATEGY(IES) you select in either monthly or quarterly transfers (as selected by you) by the end of the one year period for which the interest rate is guaranteed. Once selected, you can not change the frequency of transfers under the program. The minimum amount that can be transferred from the DCA Source Account is $100. The number of transfers from the DCA Source Account will be determined based on the amount or frequency of transfers selected and the amount allocated to the DCA Source Account. For example, if the DCA Source Account holds $1,000 and you select monthly transfers, your money will be transferred over 10 months.



If you want to stop participation in the Dollar Cost Averaging Program and you are using the DCA Account as your source account, we will either transfer your money to the STRATEGY(IES) or fixed investment option(s) you select, or, in the absence of express instructions, we will transfer your money to the one year fixed investment option which will earn interest at the rate then being offered for a period of one year.


By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, there is no assurance that you will earn a greater profit. You are still subject to loss in a declining market. Dollar cost averaging involves continuous investment in securities

   [LOGO]

regardless of fluctuating price levels. You should consider your financial ability to continue to invest through periods of low prices.


Transfers under this program are not counted against your four free transfers per year. In addition, any transfer to the 1-year fixed investment option upon termination of this program will not be counted against your four free transfers. We reserve the right to modify, suspend or terminate this program at any time.



    Example:



    Assume that you want to gradually move $750 each quarter from the Conservative Growth STRATEGY to the Growth STRATEGY over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:



   QUARTER     ACCUMULATION UNIT    UNITS PURCHASED
-------------  -----------------  -------------------
      1              $7.50                100
      2              $5.00                150
      3             $10.00                75
      4              $7.50                100
      5              $5.00                150
      6              $7.50                100



    You paid an average price of only $6.67 per Accumulation Unit over the six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high.


PRINCIPAL ADVANTAGE PROGRAM


The Principal Advantage Program allows you to allocate Purchase Payments to a fixed investment option and one or more STRATEGIES without any market risk to your principal. You decide how much you want to invest and when you would like a return of your principal. We will calculate how much of your Purchase Payment needs to be allocated to the 1, 3, 5, 7 or 10 year fixed investment options to ensure that this money will grow to equal the full amount of your Purchase Payment by the end of the selected period. The rest of your Purchase Payment may then be invested in the STRATEGY(IES), where it has the potential to achieve greater growth.


We reserve the right to modify, suspend or terminate this program at any time.


    Example:



    Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to the fixed investment option. You want the amount allocated to the fixed investment option to grow to $100,000 in 7 years. If the 7-year fixed investment option is offering a 7% interest rate, we will allocate $62,275 to the 7-year fixed investment option to ensure that this amount will grow to $100,000 at the end of the 7-year period. The remaining $37,725 may be allocated among to the STRATEGIES, as determined by you, to provide opportunity for greater growth.



VOTING RIGHTS



Anchor National is the legal owner of the shares of the Seasons Series Trust. However, when the underlying investment portfolios of the Seasons Series Trust solicit proxies in conjunction with a vote of shareholders, we are required to obtain from you instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.



SUBSTITUTION



If any of the STRATEGIES you selected are no longer available, we may be required to substitute shares of another STRATEGY. We will seek any required prior approval of the SEC and give you notice before doing this.

                                                                       [LOGO]

EXPENSES
--------------------------------------------------------------------------------

There are charges and other expenses associated with the contract that will reduce your investment return. These charges and deductions are described below.

INSURANCE CHARGES


Each day, we make a deduction for our insurance charges from amounts allocated to the STRATEGIES. This is done as part of our calculation of the values of the Accumulation Units during the Accumulation Phase and the Annuity Units during the Income Phase. The insurance charges consist of the mortality and expense risk charge and the distribution expense charge.


MORTALITY AND EXPENSE RISK CHARGE


This charge is equal, on an annual basis, to 1.25% of the daily value of the contract invested in a STRATEGY. This charge is for our obligation to make annuity payments, to provide a death benefit and for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the contract. Approximately .90% is for mortality risks and .35% is for expense risks. If the charges under the contract are not sufficient, we will bear the loss. We will not increase this charge. We may use any profits from this charge to pay for the costs of distributing the contract.


DISTRIBUTION EXPENSE CHARGE

This charge is equal, on an annual basis, to .15% of the daily value of the contract invested in a STRATEGY. This charge is for all expenses associated with the distribution of the contract. These expenses include preparing the contract, confirmations and statements, providing sales support, and maintaining contract records. If this charge is not enough to cover the costs of distributing the contract, we will bear the loss.

INVESTMENT CHARGES

If you have money allocated to the STRATEGIES, there are deductions from and expenses paid out of the assets of the various underlying investment portfolios. These investment charges are summarized in the Fee Tables on pages 3 and 4. For more detailed information, you should refer to the prospectuses for the Seasons Series Trust.

CONTRACT MAINTENANCE CHARGE


During the Accumulation Phase, every year on the anniversary of the date when your contract was issued, we deduct $35 ($30 in North Dakota) from the value of your contract as a contract maintenance charge. This charge is for expenses incurred to establish and maintain your contract. This charge cannot be increased. If you make a complete withdrawal from your contract, the contract maintenance charge will be deducted prior to the withdrawal. We will not deduct the contract maintenance charge if, when the deduction is to be made, the value of your contract is $50,000 or more. We may discontinue this practice at some point in the future.


WITHDRAWAL CHARGE

During the Accumulation Phase you may make withdrawals from your contract. However, a withdrawal charge may apply. For purposes of calculating any applicable withdrawal charge, amounts withdrawn from your contract will come first from the Free Withdrawal Amount (as described below), then from Purchase Payments no longer subject to a withdrawal charge which have not previously been withdrawn, then from Purchase Payments subject to a withdrawal charge which have not previously been withdrawn and last from earnings. However, for tax purposes, earnings are considered withdrawn first. You will not receive the benefit of the Free Withdrawal Amount if you make a complete surrender of your contract.

Each contract year you may withdraw up to 10% of your total Purchase Payments which are subject to a withdrawal charge free of any withdrawal charge (the "Free Withdrawal Amount"). Any portion of a withdrawal in excess of the Free Withdrawal Amount which is still subject to a withdrawal charge will be assessed one as described below.

In order to determine the applicable withdrawal charge, we keep track of each Purchase Payment and assess a charge based on the length of time a Purchase Payment is in your contract before being withdrawn. After a Purchase Payment has been in your contract for seven years, no withdrawal charge is assessed against withdrawals of the Purchase Payment.

   [LOGO]

The withdrawal charge is assessed as a percentage of the Purchase Payment you are withdrawing as follows:

Year 1.........  7%           Year 5.........  4%
Year 2.........  6%           Year 6.........  3%
Year 3.........  6%           Year 7.........  2%
Year 4.........  5%           Year 8.........  0%

If the withdrawal is for only part of the contract, we will deduct the withdrawal charge from the remaining value in your contract.

We will not assess any withdrawal charges for withdrawals to pay contract charges, a death benefit or for annuity payments during the Income Phase.

The withdrawal charge is intended to cover the actual costs of distribution. However, to the extent that such charge is insufficient, the Company may use any of its corporate assets to make up any difference.

TRANSFER FEE

You can make four free transfers every year. We measure a year from the day we issued your contract. If you make more than four transfers a year, we will deduct a $25 transfer fee per transfer ($10 in Pennsylvania and Texas). The transfer fee will be deducted from the STRATEGY or fixed investment option from which the transfer is requested. If the transfer is part of the Dollar Cost Averaging Program, it will not count against your four free transfers per year.

PREMIUM TAXES

We are responsible for the payment of premium taxes charged by a limited number of states and will make a deduction from your contract for them. Premium taxes range from .00075% to 3.5%. These taxes are due either when the contract is issued or when annuity payments begin or when you make a full surrender of the contract. It is our current practice not to charge you for these taxes until annuity payments begin or when a full surrender is made. In the future, we may discontinue this practice and assess the tax when it is due or upon the payment of the death benefit.

Appendix B provides more information about the premium taxes assessed in each state.

INCOME TAXES

Although we do not currently deduct any income taxes borne under your contract, we reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CERTAIN CHARGES

We will reduce or eliminate the amount of certain insurance charges when the contract is sold to groups of individuals under circumstances which reduce its sales and administrations expenses. We will determine the eligibility of such groups by considering the following factors: (1) the size of the group; (2) the total amount of Purchase Payments we expect to receive from the group; (3) the nature of the purchase and the persistency we expect in that group; (4) the purpose of the purchase and whether that purpose makes it likely that expenses will be reduced; and (5) any other circumstances which we believe to be relevant in determining whether reduced sales expenses may be expected.

TAXES
--------------------------------------------------------------------------------

NOTE: WE HAVE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF THE ANNUITY.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

                                                                       [LOGO]

If you do not purchase your contract under a pension plan, specially sponsored program or an individual retirement account, your contract is referred to as a Non-Qualified contract and receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, specially sponsored program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of Qualified plans are: Individual Retirement Annuities, Tax-sheltered Annuities (referred to as 403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore you have no cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS --
NON-QUALIFIED CONTRACTS

If you make a withdrawal from your contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, a portion of each payment is considered a return of your Purchase Payment and will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC further provides for a 10% tax penalty on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after you reach age 59 1/2; (2) after you die; (3) after you become disabled (as described in the IRC); (4) in a series of substantially equal installments made for the life of the taxpayer or for the joint lives of the taxpayer and his or her Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS --
QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract or on any earnings and therefore any amount you take out as a withdrawal or as annuity payments will be taxable income. The IRC further provides for a 10% tax penalty on any withdrawal or annuitization other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for the life of the taxpayer or for the joint lives of the taxpayer and his or her Beneficiary; and, except in the case of an IRA as to the following (5) after you separate from service after attaining age 55; (6) to the extent such withdrawals do not exceed limitations set by the IRC for amounts paid during the taxable year for medical care; and
(7) paid to an alternate payee pursuant to a qualified domestic relations order.

The IRC limits the withdrawal of Purchase Payments made by owners from certain Tax-sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) in the case of hardship. In the case of hardship, the owner can only withdraw Purchase Payments and not any earnings.

DIVERSIFICATION

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity in order to be treated as a variable annuity for tax purposes. We believe that the underlying investment portfolios are being managed so as to comply with these requirements.

Neither the IRC nor any guidelines issued in conjunction with the IRC provide guidance regarding when you, because of the degree of control you exercise over the way your money is invested, and not Anchor National, would be considered the owner of the shares of the underlying investment portfolios. It is unknown to what extent the ability to select investments, make transfers among STRATEGIES or choose from a wide selection of investment options will ultimately impact this issue. If guidance is provided, generally it would be applied prospectively. However, if such guidance is not considered a new position, it may be applied retroactively. Due to the uncertainty is this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Under your contract, money can be accessed in the following ways: (1) by making a withdrawal either for a part of the value of your contract or for the entire value of your contract during

   [LOGO]

the Accumulation Phase; (2) by receiving annuity payments during the Income Phase; and (3) when a death benefit is paid to your Beneficiary.


Generally, withdrawals are subject to a withdrawal charge, a market value adjustment if the money withdrawn comes from a multi-year fixed investment option and, if you withdraw your full contract value, a contract maintenance charge. (See Section 5 - Expenses for more complete information.)


If you make a complete withdrawal you will receive the value of your contract, less any applicable fees, charges and market value adjustments, at the price calculated following receipt of a complete request to make such a withdrawal at our Annuity Service Center. Your contract must be submitted as well.

Under most circumstances, partial withdrawals must be for a minimum of $1,000. We require that the value left in any STRATEGY or fixed investment option be at least $500 after a withdrawal. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each STRATEGY and fixed investment option in which your contract is invested. You must send a written withdrawal request to us prior to any withdrawal being made.

SYSTEMATIC WITHDRAWAL PROGRAM

This program allows you to receive either monthly, quarterly, semi-annual or annual checks during the Accumulation Phase. You can also choose to have systematic withdrawals electronically wired to your bank account. Any withdrawals you make using this program count against your Free Withdrawal Amount as described in Section 5 - Expenses. Withdrawals in excess of the Free Withdrawal Amount may be subject to a withdrawal charge. The minimum amount of each withdrawal is $250. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. There is no charge for participating in this program.

This program is not available to everyone, so please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

SUSPENSION OF PAYMENTS

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the New York Stock Exchange is closed (other than a customary weekend and holiday closings); (2) trading on the New York Stock Exchange is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the investment portfolios is not reasonably practicable; (4) the Securities and Exchange Commission, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from the fixed account for the period permitted by law but not for more than six months.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if it is less than $500 as a result of withdrawals and no Purchase Payments have been made during the past three years. We will provide you with sixty days written notice and distribute the contract's remaining value to you.

WITHDRAWAL CHARGES, MARKET VALUE ADJUSTMENTS, INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

PERFORMANCE
--------------------------------------------------------------------------------

From time to time we will advertise the performance of the STRATEGIES. Any such performance results are based on historical earnings and are not intended to indicate future performance.

For each STRATEGY we will show performance against a comparison index which is made up of the S&P 500 Index, the Lehman Brothers Corporate/Government Index and the Lipper Money Market Index. The comparison index will blend the referenced indices in proportion to the neutral allocation of stocks, bonds and cash within each STRATEGY as indicated on pages 9 and 10 of this prospectus.

Additionally, we may show performance of each STRATEGY in comparison to various appropriate indexes and the performance of other similar variable annuity products with

                                                                       [LOGO]

similar objectives as reported by such independent reporting services as Morningstar, Inc., Lipper Analytical Services, Inc. and the Variable Annuity Research Data Service ("VARDS").


Please see the Statement of Additional Information for additional information regarding the methods used to calculate performance data.

DEATH BENEFIT
--------------------------------------------------------------------------------

If you should die before beginning the Income Phase of your contract, we will pay a death benefit to your Beneficiary.

If you should die prior to reaching age 75 or, if there are joint owners, if an owner should die prior to the youngest owner reaching age 75, the death benefit will be equal to the greater of:

1. The value of your contract at the time we receive adequate proof of death and the Beneficiary's election as to how the benefit should be paid; or

2. Total Purchase Payments less any withdrawals, applicable charges, market value adjustments and taxes, accumulated at 3% from the date your contract was issued until the date of death, plus any Purchase Payments received, less any withdrawals, applicable charges, market value adjustments and taxes made or charged, after the date of death.

If the contract was issued after your 75th birthday or if you should die after you reach age 75, or, if there are joint owners, if the contract was issued after both owners' 75th birthday or if an owner dies after the youngest owner reaches age 75, the death benefit will be the greater of:

1. The value of your contract at the time we receive adequate proof of death and the Beneficiary's election as to how the death benefit will be paid; or

2. Total Purchase Payments received by us before age 75 (in the case of joint owners, before the younger owner reaches age 75) less any withdrawals, applicable charges, market value adjustments and taxes, accumulated at 3% from the date your contract was issued until your 75th birthday (or, if there is a joint owner, the 75th birthday of the youngest owner), plus any subsequent Purchase Payments received, less any withdrawals, applicable charges, market value adjustments and taxes made or charged, after your 75th birthday.


The death benefit is not paid after you switch to the Income Phase. During the Income Phase, your Beneficiary(ies) will receive any remaining guaranteed annuity payments in accordance with the annuity option you choose.



You select the Beneficiary(ies) to receive any amounts payable on death. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.



The death benefit must begin payment immediately upon receipt of all necessary documents and, in any event, must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity. If the Beneficiary elects an annuity option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy and payments must begin within one year of your death. If the Beneficiary is the spouse of the owner, he or she can elect to continue the contract at the then current value.



The death benefit will be paid out when we receive adequate proof of death: (1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or
(4) any other proof satisfactory to us. We may also require additional documentation or proof in order for the death benefit to be paid. If the Beneficiary does not make a specific election within sixty days of our receipt of adequate proof of death, the death benefit will be paid in a lump sum.


DEATH OF THE ANNUITANT


If  the  Annuitant  dies before  annuity  payments  begin, you  can  name  a new
Annuitant. If no Annuitant is named within 30 days, you will become the Annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the owner, no new Annuitant may be named and the death benefit will be paid.

   [LOGO]

OTHER INFORMATION
--------------------------------------------------------------------------------

ANCHOR NATIONAL


Anchor National is a stock life insurance company domiciled under the laws of the state of California on April 12, 1965 and redomiciled under the laws of the state of Arizona on January 1, 1996. Its principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022. Anchor National conducts business in the District of Columbia and in all states except New York. Anchor National is an indirect wholly owned subsidiary of SunAmerica Inc., a Maryland corporation.



Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, CalAmerica Life Insurance Company, SunAmerica National Life Insurance Company, SunAmerica Asset Management Corp., Imperial Premium Finance, Inc., Resources Trust Company and four broker-dealers, specialize in retirement savings and investment products and services, including fixed and variable annuities, mutual funds, premium finance and trust administration services.

THE SEPARATE ACCOUNT

Anchor National established a separate account, Variable Annuity Account Five ("Separate Account"), under Arizona law on July 3, 1996. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

There are no pending legal proceedings affecting the Separate Account. Anchor National and its subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, are not of material importance to their respective total assets or material with respect to the Separate Account.


Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business Anchor National may conduct. Income, gains and losses (realized and unrealized) resulting from the assets in the Separate Account are credited to or charged against the Separate Account. The obligations of the Separate Account under the contracts are not the obligations of Anchor National.


CUSTODIAN

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the Separate Account. We pay State Street Bank for services based on a schedule of fees.

STATEMENT OF ADDITIONAL INFORMATION

Additional information concerning the operations of the Separate Account is contained in a Statement of Additional Information, which is available without charge upon written request to us at our Annuity Service Center at the address provided in the Profile preceding this prospectus. The Separate Account has not yet begun operations and, therefore, no financial statements are available.

TABLE OF CONTENTS FOR THE
STATEMENT OF ADDITIONAL INFORMATION

                                          Page
                                          -----
Separate Account........................     3
General Account.........................     3
Performance Date........................     4
Annuity Payments........................     4
Annuity Unit Values.....................     5
Taxes...................................     6
Distribution of Contracts...............     9
Financial Statements....................    10

THE GENERAL ACCOUNT

If you put your money into a fixed investment option it goes into Anchor National's general account ("General Account"). The General Account is made up of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the General Account are chargeable with the claims of any Anchor National contract holder, as well as all creditors. The General Account is invested in assets permitted by state insurance law.

                                                                       [LOGO]

DISTRIBUTION


The contract is sold through registered representatives of broker-dealers. We pay commissions to registered representatives for the sale of contracts. Commissions are not expected to exceed 7.25% of your Purchase Payment. Under some circumstances we pay a persistency bonus in addition to standard commissions. Usually the standard commission is lower when we pay a persistency bonus, which is not anticipated to exceed 1.00% annually. Commissions paid to Registered Representatives are not directly deducted from your purchase payment.


SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York, 10017, acts as the distributor of the contracts. SunAmerica Capital Services, Inc. is an affiliate of Anchor National.

ADMINISTRATION

We are responsible for all the administrative servicing of your contract. Please contact Anchor National's Annuity Service Center at the telephone number and address provided in the Profile of this prospectus if you have any comment, question or service request.

We will send out transaction confirmations and quarterly statements. Please review these documents carefully and notify us of any questions immediately. We will investigate all questions and, to the extent we have made an error, we will retroactively adjust your contract provided you have notified us within 30 days of receiving the transaction confirmation or quarterly statement, as applicable. All other adjustments will be made as of the time we receive notice of the error.

OTHER INFORMATION ABOUT ANCHOR NATIONAL

Anchor National is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission ("SEC"). Such reports and other information filed by the Company can be inspected and copied; and copies can be obtained at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices in Chicago and New York. The addresses of these regional offices are as follows:
500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the SEC at prescribed rates.

Registration statements have been filed with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the contracts offered by this prospectus. This prospectus does not contain all the information set forth in the registration statements and the exhibits filed as part of the registration statements, to all of which reference is hereby made for further information concerning the Separate Account, Anchor National and its general account, the investment portfolios and the contract. Statements found in this prospectus as to the terms of the contracts and other legal instruments are summaries, and reference is made to such instruments as filed.

PROPERTIES


Anchor National's executive offices and principal office are in leased premises at 1 SunAmerica Center, Los Angeles, California. Anchor National, through affiliates, also leases office space in Torrance and Woodland Hills, California. Anchor National believes that such properties, including the equipment located therein are suitable and adequate to meet the requirements of its businesses.


STATE REGULATION


Anchor National is subject to regulation and supervision by the insurance regulatory agencies of the states in which it is authorized to transact business. State insurance laws establish supervisory agencies with broad administrative and supervisory powers. Principal among these powers are granting and revoking licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, licensing agents, approving policy forms, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial, market conduct and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, defining acceptable accounting principles, regulating the type, valuation and amount of investments permitted, and limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval.



During the last decade, the insurance regulatory framework has been placed under increased scrutiny by various states, the

   [LOGO]

federal government and the NAIC. Various states have considered or enacted legislation that changes, and in many cases increases, the states' authority to regulate insurance companies. Legislation has been introduced from time to time in Congress that could result in the federal government assuming some role in the regulation of insurance companies or allowing combinations between insurance companies, banks and other entities. In recent years, the NAIC has approved and recommended to the states for adoption and implementation several regulatory initiatives designed to reduce the risk of insurance company insolvencies and market conduct violations. These initiatives include investment reserve requirements, risk-based capital standards, codification of insurance accounting principles, new investment standards and restrictions on an insurance company's ability to pay dividends to its stockholders. The NAIC is also currently developing model laws relating to product design and illustrations for annuity products. Current proposals are still being debated and we are monitoring developments in this area and the effects any changes would have on Anchor National.



SunAmerica Asset Management Co. is registered with the SEC as a registered investment advisor under the Investment Advisors Act of 1940. The mutual funds that it markets are subject to regulation under the Investment Company Act of 1940. SunAmerica Asset Management Co. and the mutual funds are subject to regulation and examination by the SEC. In addition, variable annuities and the related separate accounts of Anchor National are subject to regulation by the SEC under the Securities Act of 1933 and the Investment Company Act of 1940.



Anchor National's broker-dealer subsidiary is subject to regulation and supervision by the states in which it transacts business, as well as by the SEC and the National Association of Securities Dealers ("NASD"). The NASD has broad administrative and supervisory powers relative to all aspects of business and may examine the subsidiary's business and accounts at any time.

                                                                       [LOGO]

DIRECTORS AND EXECUTIVE OFFICERS


Anchor National's directors and executive officers as of January 1, 1998 are listed below:



                                                                    YEAR ASSUMED
                                                                      PRESENT      OTHER POSITIONS AND OTHER BUSINESS
        NAME           AGE             PRESENT POSITION               POSITION     EXPERIENCE WITHIN LAST FIVE YEARS**    FROM-TO
---------------------  ---  --------------------------------------  ------------  -------------------------------------  ---------

     Eli Broad*        64   Chairman, CEO and President of Anchor       1994      Cofounded SunAmerica Inc. ("SAI") in
                            National;                                             1957
                            Chairman, CEO and President of SAI          1986

   Jay S. Wintrob*     40   EVP of Anchor National;                     1991      SVP                                    1989-1991
                            Vice Chairman of SAI                        1995      (Joined SAI in 1987)

   Victor E. Akin      33   SVP of Anchor National                      1996      VP, SunAmerica Life Companies          1995-1996
                                                                                  Director, SunAmerica Life Companies    1994-1995
                                                                                  Manager, SunAmerica Life Companies     1993-1994
                                                                                  Actuary, Milliman & Robertson          1992-1993
                                                                                  Consultant, Chalke Inc.                1991-1992

  James R. Belardi*    40   SVP of Anchor National;                     1992      VP and Treasurer                       1989-1992
                            EVP of SAI                                  1995      (Joined SAI in 1986)

   Lorin M. Fife*      44   SVP, General Counsel and Asst.              1994      VP and General Counsel-Regulatory      1994-1995
                            Secretary of Anchor National;                         Affairs;
                            SVP, General Counsel-Regulatory             1995      VP and Associate General Counsel       1989-1994
                            Affairs of SAI                                        (Joined SAI in 1989)

   N. Scott Gillis     44   SVP and Controller of Anchor National       1994      VP and Controller, SunAmerica Life     1989-1994
                            VP of SAI                                             Companies
                                                                        1997      (Joined SAI in 1985)

 Jana Waring Greer*    46   SVP of Anchor National and SAI;             1991      VP                                     1981-1991
                            President of SunAmerica Marketing           1995      (Joined SAI in 1974)

  Susan L. Harris*     40   SVP and Secretary of Anchor National;       1994      VP, General Counsel-Corporate Affairs  1994-1995
                            SVP, General Counsel-Corporate Affairs                and Secretary;
                            and Secretary of SAI                        1995      VP, Associate General Counsel and      1989-1994
                                                                                  Secretary
                                                                                  (Joined SAI in 1985)

Peter McMillan, III*   40   EVP and Chief Investment Officer of         1994      SVP of SunAmerica Investments, Inc.    1989-1994
                            SunAmerica Investments, Inc.

 Edwin R. Reoliquio    40   SVP and Chief Actuary of Anchor             1995      VP and Actuary, SunAmerica Life        1989-1994
                            National                                              Companies

  Scott H. Richland    35   VP and Treasurer of Anchor National         1994      VP and Treasuer                        1995-1997
                            SVP and Treasurer of SAI                              VP and Asst. Treasurer                 1994-1995
                                                                        1997      Asst. Treasurer                        1993-1994
                                                                                  Director, SunAmerica                   1990-1993
                                                                                  Investments, Inc.
                                                                                  (Joined SAI in 1990)

 Scott L. Robinson*    51   SVP of Anchor National;                     1991      VP and Controller                      1986-1991
                            SVP and Controller of SAI

   James W. Rowan*     34   SVP of Anchor National and SAI              1996      VP;                                    1993-1995
                                                                                  Asst. to the Chairman;                   1992
                                                                                  SVP, Security Pacific Corp.            1990-1992


 * Also serves as a director            CEO = Chief Executive Officer
** Unless otherwise noted, positions    EVP = Executive Vice President
with SunAmerica Inc.                    SVP = Senior Vice President
                                        VP = Vice President

   [LOGO]

EXECUTIVE COMPENSATION


     All of Anchor National's executive officers are also employees of SunAmerica Inc. or its affiliates and do not receive direct compensation from Anchor National. Allocations have been made as to each individual's time devoted to his or her duties as an executive officer of Anchor National during fiscal year 1997.


The following table shows the cash compensation paid or earned, based on these allocations, to the chief executive officer and top four executive officers of the Company whose allocated compensation exceeds $100,000 for services rendered in all capacities to the Company during 1997:



                                                                           Allocated Cash
     Name of Individual               Capacities in Which Served             Compensation

Eli Broad                     Chairman, Chief Executive Officer and
                              President                                      $  1,438,587
Joseph M. Tumbler             Executive Vice President                            835,680
Jay S. Wintrob                Executive Vice President                            837,376
James R. Belardi              Senior Vice President                               357,144
Jana Waring Greer             Senior Vice President                               630,854


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


No shares of Anchor National are owned by any executive officer or director. Anchor National is an indirect wholly owned subsidiary of SunAmerica Inc. Except for Mr. Eli Broad, Chairman and Chief Executive Officer of SunAmerica Inc., the percentage of shares of SunAmerica Inc. beneficially owned by any director does not exceed one percent of the class outstanding. At December 15, 1997, Mr. Broad was the beneficial owner of 10,705,829 shares of Common Stock (5.7% of the class outstanding) and 13,740,441 shares of Class B Common Stock (84.4% of the class outstanding). Of the Common Stock, 1,063,773 shares represent restricted shares granted under SunAmerica Inc.'s employee stock plans as to which Mr. Broad has no investment power, 1,063,773 shares are registered in the name of a corporation of which Mr. Broad is a director and has sole voting and dispositive powers, 97,704 shares are held by a foundation of which Mr. Broad is a director and shares voting and dispositive powers; and 6,949,512 shares represent employee stock options held by Mr. Broad which are or will become exercisable on or before February 15, 1998 and as to which he has no voting or investment power. Of the Class B Stock, 12,684,210 shares are held directly by Mr. Broad; and 1,056,231 shares are registered in the name of a corporation as to which Mr. Broad exercises sole voting and dispositive powers. At December 15, 1997, all directors and officers as a group beneficially owned 14,338,041 shares of Common Stock (7.64% of the class outstanding) and 13,740,441 shares of Class B Common Stock (84.40% of the class outstanding). All share numbers reflect a 3-for-2 stock split paid in the form of a stock dividend on August 29, 1997 to holders of record on August 20, 1997.

                                                                       [LOGO]

FINANCIALS
--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL DATA


The following selected consolidated financial data of Anchor National and its subsidiaries should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, both of which follow this selected information. Certain items have been reclassified to conform to the current year's presentation.


                                                          YEARS ENDED SEPTEMBER 30,
                                       ---------------------------------------------------------------
                                          1997         1996         1995         1994         1993
                                       -----------  -----------  -----------  -----------  -----------
                                                               (IN THOUSANDS)
RESULTS OF OPERATIONS
Net investment income................. $    73,201  $    56,843  $    50,083  $    58,996  $    48,912
Net realized investment losses........     (17,394)     (13,355)      (4,363)     (33,713)     (22,247)
Fee income............................     213,146      169,505      145,105      141,753      123,567
General and administrative expenses...     (98,802)     (81,552)     (64,457)     (54,363)     (50,783)
Provision for future guaranty fund
 assessments..........................          --           --           --           --       (4,800)
Amortization of deferred acquisition
 costs................................     (66,879)     (57,520)     (58,713)     (44,195)     (30,825)
Annual commissions....................      (8,977)      (4,613)      (2,658)      (1,158)        (312)
                                       -----------  -----------  -----------  -----------  -----------
PRETAX INCOME.........................      94,295       69,308       64,997       67,320       63,512
Income tax expense....................     (31,169)     (24,252)     (25,739)     (22,705)     (21,794)
                                       -----------  -----------  -----------  -----------  -----------
INCOME BEFORE CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING FOR INCOME
 TAXES................................      63,126       45,056       39,258       44,615       41,718
Cumulative effect of change in
 accounting for income taxes..........          --           --           --      (20,463)          --
                                       -----------  -----------  -----------  -----------  -----------
NET INCOME............................ $    63,126  $    45,056  $    39,258  $    24,152  $    41,718
                                       -----------  -----------  -----------  -----------  -----------
                                       -----------  -----------  -----------  -----------  -----------


                                                              AT SEPTEMBER 30,
                                       ---------------------------------------------------------------
                                          1997         1996         1995         1994         1993
                                       -----------  -----------  -----------  -----------  -----------
                                                               (IN THOUSANDS)
FINANCIAL POSITION
Investments........................... $ 2,608,301  $ 2,329,232  $ 2,114,908  $ 1,632,072  $ 2,093,100
Variable annuity assets...............   9,343,200    6,311,557    5,230,246    4,486,703    4,170,275
Deferred acquisition costs............     536,155      443,610      383,069      416,289      336,677
Other assets..........................      83,283      120,136       55,474       67,062       71,337
                                       -----------  -----------  -----------  -----------  -----------
TOTAL ASSETS.......................... $12,570,939  $ 9,204,535  $ 7,783,697  $ 6,602,126  $ 6,671,389
                                       -----------  -----------  -----------  -----------  -----------
                                       -----------  -----------  -----------  -----------  -----------
Reserves for fixed annuity
 contracts............................ $ 2,098,803  $ 1,789,962  $ 1,497,052  $ 1,437,488  $ 1,562,136
Reserves for guaranteed investment
 contracts............................     295,175      415,544      277,095           --           --
Variable annuity liabilities..........   9,343,200    6,311,557    5,230,246    4,486,703    4,170,275
Other payables and accrued
 liabilities..........................     155,256       96,196      227,953      195,134      495,308
Subordinated notes payable to
 Parent...............................      36,240       35,832       35,832       34,712       34,432
Deferred income taxes.................      67,047       70,189       73,459       64,567       38,145
Shareholder's equity..................     575,218      485,255      442,060      383,522      371,093
                                       -----------  -----------  -----------  -----------  -----------
TOTAL LIABILITIES AND SHAREHOLDER'S
 EQUITY............................... $12,570,939  $ 9,204,535  $ 7,783,697  $ 6,602,126  $ 6,671,389
                                       -----------  -----------  -----------  -----------  -----------
                                       -----------  -----------  -----------  -----------  -----------

   [LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------


Management's discussion and analysis of financial condition and results of operations of Anchor National Life Insurance Company (the "Company") for the three years in the period ended September 30, 1997 follows. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements contained in this report and in any other statements made by, or on behalf of, the Company, whether or not in future filings with the Securities and Exchange Commission (the "SEC"). Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results, or other developments. Statements using verbs such as "expect," "anticipate," "believe" or words of similar import generally involve forward-looking statements. Without limiting the foregoing, forward-looking statements include statements which represent the Company's beliefs concerning future levels of sales and redemptions of the Company's products, investment spreads and yields, or the earnings and profitability of the Company's activities.



Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable developments. Some may be national in scope, such as general economic conditions, changes in tax law and changes in interest rates. Some may be related to the insurance industry generally, such as pricing competition, regulatory developments and industry consolidation. Others may relate to the Company specifically, such as credit, volatility and other risks associated with the Company's investment portfolio. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the SEC. The Company disclaims any obligation to update forward-looking information.



RESULTS OF OPERATIONS



NET INCOME totaled $63.1 million in 1997, compared with $45.1 million in 1996 and $39.3 million in 1995.



PRETAX INCOME totaled $94.3 million in 1997, $69.3 million in 1996 and $65.0 million in 1995. The 36.1% improvement in 1997 over 1996 primarily resulted from increased fee income and net investment income, partially offset by higher general and administrative expenses and increased amortization of deferred acquisition costs. The 6.6% improvement in 1996 over 1995 primarily resulted from increased net investment income and significantly increased fee income, partially offset by increased net realized investment losses and additional general and administrative expenses.



NET INVESTMENT INCOME, which is the spread between the income earned on invested assets and the interest paid on fixed annuities and other interest-bearing liabilities, increased to $73.2 million in 1997 from $56.8 million in 1996 and $50.1 million in 1995. These amounts equal 2.77% on average invested assets (computed on a daily basis) of $2.65 billion in 1997, 2.59% on average invested assets of $2.19 billion in 1996 and 2.95% on average invested assets of $1.70 billion in 1995.



Net investment spreads include the effect of income earned on the excess of average invested assets over average interest-bearing liabilities. This excess amounted to $126.5 million in 1997, $142.9 million in 1996 and $108.4 million in 1995. The difference between the Company's yield on average invested assets and the rate paid on average interest-bearing liabilities (the "Spread Difference") was 2.51% in 1997, 2.25% in 1996 and 2.63% in 1995.



Investment income (and the related yields on average invested assets) totaled $210.8 million (7.97%) in 1997, compared with $164.6 million (7.50%) in 1996 and
$129.5 million (7.62%) in 1995. These increased yields in 1997 include the effects of a greater proportion of mortgage loans in the Company's portfolio. On average, mortgage loans have higher yields than that of the Company's overall portfolio. In addition, the

                                                                       [LOGO]

Company experienced higher returns on its investments in partnerships. The increases in investment income in 1997 and 1996 also reflect increases in average invested assets.



Partnership income increased to $6.7 million (a yield of 15.28% on related average assets of $44.0 million) in 1997, compared with $4.1 million (a yield of 10.12% on related average assets of $40.2 million) in 1996 and $5.1 million (a yield of 10.60% on related average assets of $48.4 million) in 1995. Partnership income is based upon cash distributions received from limited partnerships, the operations of which the Company does not influence. Consequently, such income is not predictable and there can be no assurance that the Company will realize comparable levels of such income in the future.



Total interest expense equalled $137.6 million in 1997, $107.8 million in 1996 and $79.4 million in 1995. The average rate paid on all interest-bearing liabilities was 5.46% in 1997, compared with 5.25% in 1996 and 4.99% in 1995. Interest-bearing liabilities averaged $2.52 billion during 1997, compared with $2.05 billion during 1996 and $1.59 billion during 1995.



The increases in the overall rates paid on interest-bearing liabilities during 1997 and 1996 primarily resulted from the impact of certain promotional one-year interest rates offered on the fixed account portion of the Company's Polaris variable annuity product. The increase in the overall rates paid on all interest-bearing liabilities during 1996 was also impacted by the growth in average reserves for GICs, which generally bear higher rates of interest than fixed annuity contracts. Average GIC reserves were $340.5 million in 1996 and $60.8 million in 1995. Most of the Company's GICs are variable rate and are repriced quarterly at the then-current interest rates.



GROWTH IN AVERAGE INVESTED ASSETS since 1995 primarily reflects the sales of the Company's fixed-rate products, consisting of both fixed annuity premiums (including those for the fixed accounts of variable annuity products) and GIC premiums. Fixed annuity premiums totaled $1.10 billion in 1997, compared with $741.8 million in 1996 and $284.4 million in 1995. The premiums for the fixed accounts of variable annuities have increased primarily because of increased sales of the Company's Polaris product and greater inflows into the one-year fixed account of that product. The Company has observed that many purchasers of its variable annuity contracts allocate new premiums to the one-year fixed account and concurrently elect the option to dollar cost average into one or more variable funds. Accordingly, the Company anticipates that it will see a large portion of these premiums transferred into the variable funds.



GIC premiums totaled $55.0 million in 1997, $135.0 million in 1996 and $275.0 million in 1995. GIC surrenders and maturities totaled $198.1 million in 1997, $16.5 million in 1996 and $1.6 million in 1995. The Company does not actively market GICs, so premiums may vary substantially from period to period. The large increase in surrenders and maturities in 1997 was primarily due to contracts maturing in 1997. The GICs issued by the Company generally guarantee the payment of principal and interest at fixed or variable rates for a term of three to five years. Contracts that are purchased by banks for their long-term portfolios, or state and local governmental entities either prohibit withdrawals or permit scheduled book value withdrawals subject to terms of the underlying indenture or agreement. GICs purchased by asset management firms for their short term portfolios either prohibit withdrawals or permit withdrawals with notice ranging from 90 to 270 days. In pricing GICs, the Company analyzes cash flow information and prices accordingly so that it is compensated for possible withdrawals prior to maturity.



NET REALIZED INVESTMENT LOSSES totaled $17.4 million in 1997, $13.4 million in 1996 and $4.4 million in 1995. Net realized investment losses include impairment writedowns of $20.4 million in 1997, $16.0 million in 1996 and $4.8 million in 1995. Therefore, net gains from sales of investments totaled $3.0 million in 1997, $2.6 million in 1996 and $0.4 million in 1995.



The Company sold invested assets, principally bonds and notes, aggregating $2.19 billion, $1.28 billion and $1.15 billion in 1997, 1996 and 1995, respectively. Sales of investments result from the active management of the Company's investment portfolio. Because sales of investments are made in both rising and falling interest rate environments, net gains from sales of investments fluctuate from period to period, and represent 0.11%, 0.12% and 0.02% of average invested assets for 1997, 1996 and 1995, respectively. Active portfolio management involves the ongoing evaluation of asset sectors, individual securities within the investment portfolio and the reallocation of investments from sectors that are perceived to be relatively overvalued to sectors that are perceived to be relatively undervalued. The intent of the Company's active portfolio management is to maximize total returns on the investment portfolio, taking into account credit interest-rate risk.

   [LOGO]

Impairment writedowns reflect $15.7 million and $15.2 million of provisions applied to non-income producing land owned in Arizona in 1997 and 1996, respectively. The statutory carrying value of this land had been guaranteed by the Company's ultimate Parent, SunAmerica Inc. ("SunAmerica"). SunAmerica made capital contributions of $28.4 million and $27.4 million on December 31, 1996 and 1995, respectively, to the Company through the Company's direct parent in exchange for the termination of its guaranty with respect to this land. Accordingly, the Company reduced the carrying value of this land to estimated fair value to reflect the full termination of the guaranty. Impairment writedowns in 1995 include $3.8 million of additional provisions applied to defaulted bonds. Impairment writedowns represent 0.77%, 0.73% and 0.28% of average invested assets for 1997, 1996 and 1995, respectively. For the five years ended September 30, 1997, impairment writedowns as a percentage of average invested assets have ranged from 0.28% to 2.20% and have averaged 1.16%. Such writedowns are based upon estimates of the net realizable value of the applicable assets. Actual realization will be dependent upon future events.



VARIABLE ANNUITY FEES are based on the market value of assets in separate accounts supporting variable annuity contracts. Such fees totaled $139.5 million in 1997, $104.0 million in 1996 and $84.2 million in 1995. These increased fees reflect growth in average variable annuity assets, principally due to the receipt of variable annuity premiums, increased market values and net exchanges into the separate accounts from the fixed accounts of variable annuity contracts, partially offset by surrenders. Variable annuity assets averaged $7.55 billion during 1997, $5.70 billion during 1996 and $4.65 billion during 1995. Variable annuity premiums, which exclude premiums allocated to the fixed accounts of variable annuity products, totaled $1.27 billion in 1997, $919.8 million in 1996 and $577.2 million in 1995. Sales of variable annuity products (which include premiums allocated to the fixed accounts) ("Variable Annuity Product Sales") amounted to $2.37 billion, $1.66 billion and $861.0 million in 1997, 1996 and 1995, respectively. Increases in Variable Annuity Product Sales are due, in part, to market share gains through enhanced distribution efforts and growing consumer demand for flexible retirement savings products that offer a variety of equity, fixed income and guaranteed fixed account investment choices. The Company has encountered increased competition in the variable annuity marketplace during recent years and anticipates that the market will remain highly competitive for the foreseeable future.



NET RETAINED COMMISSIONS are primarily derived from commissions on the sales of nonproprietary investment products by the Company's broker-dealer subsidiary, after deducting the substantial portion of such commissions that is passed on to registered representatives. Net retained commissions totaled $39.1 million in 1997, $31.5 million in 1996 and $24.1 million in 1995. Broker-dealer sales (mainly sales of general securities, mutual funds and annuities) totaled $11.56 billion in 1997, $8.75 billion in 1996 and $5.67 billion in 1995. The increases in sales and net retained commissions reflect a greater number of registered representatives, due to the Company's ongoing recruitment of representatives and to the transfer of representatives from an affiliated broker-dealer, higher average production per representative and generally favorable market conditions. Increases in net retained commissions may not be proportionate to increases in sales primarily due to differences in sales mix.



SURRENDER CHARGES on fixed and variable annuities totaled $5.5 million in 1997, compared with $5.2 million in 1996 and $5.9 million in 1995. Surrender charges generally are assessed on annuity withdrawals at declining rates during the first seven years of an annuity contract. Withdrawal payments, which include surrenders and lump-sum annuity benefits, totaled $1.06 billion in 1997, compared with $898.0 million in 1996 and $908.9 million in 1995. These payments represent 11.22%, 12.44% and 15.06%, respectively, of average fixed and variable annuity reserves. Withdrawals include variable annuity withdrawals from the separate accounts totaling $822.0 million in 1997, $634.1 million in 1996 and $632.1 million in 1995. Management anticipates that withdrawal rates will remain relatively stable for the foreseeable future.



ASSET MANAGEMENT FEES, which include investment advisory fees and 12b-1 distribution fees, are based on the market value of assets managed in mutual funds by SunAmerica Asset Management Corp. Such fees totaled $25.8 million on average assets managed of $2.34 billion in 1997, $25.4 million on average assets managed of $2.14 billion in 1996 and $26.9 million on average assets managed of $2.07 billion in 1995. Asset management fees are not proportionate to average assets managed, principally due to changes in product mix. Sales of mutual funds, excluding sales of money market accounts, amounted to $454.8 million in 1997, compared with $223.4 million in 1996 and $140.2 million in 1995. Redemptions of mutual funds, excluding redemptions of money market accounts, amounted to $412.8 million in 1997, $379.9 million in 1996 and $426.5 million in 1995. The significant increases in sales during 1997 principally resulted

                                                                       [LOGO]

from the introduction in November 1996 of the Company's "Style Select Series" product. Higher mutual fund sales and lower redemptions in 1996 both reflect enhanced marketing efforts and the favorable performance records of certain of the Company's mutual funds, and heightened consumer demand for equity investments generally.



GENERAL AND ADMINISTRATIVE EXPENSES totaled $98.8 million in 1997, compared with $81.6 million in 1996 and $65.3 million in 1995. General and administrative expenses in 1997 include a $5.0 million provision for estimated programming costs associated with the year 2000. Management believes that this provision is adequate and does not anticipate any material future expenses associated with this project. General and administrative expenses remain closely controlled through a company-wide cost containment program and continue to represent less than 1% of average total assets.



AMORTIZATION OF DEFERRED ACQUISITION COSTS totaled $66.9 million in 1997, compared with $57.5 million in 1996 and $58.7 million in 1995. The increase in amortization during 1997 was primarily due to additional fixed and variable annuity sales and the subsequent amortization of related deferred commissions and other direct selling costs. The decline in amortization for 1996 is due to lower redemptions of mutual funds from the rate experienced in 1995, partially offset by additional fixed and variable annuity and mutual fund sales in recent years and the subsequent amortization of related deferred commissions and other acquisition costs.



ANNUAL COMMISSIONS represent renewal commissions paid quarterly in arrears to maintain the persistency of certain of the Company's variable annuity contracts. Substantially all of the Company's currently available variable annuity products allow for an annual commission payment option in return for a lower immediate commission. Annual commissions totaled $9.0 million in 1997, $4.6 million in 1996 and $2.7 million in 1995. The increase in annual commissions since 1995 reflects increased sales of annuities that offer this commission option. The Company estimates that approximately 45% of the average balances of its variable annuity products is currently subject to such annual commissions. Based on current sales, this percentage is expected to increase in future periods.



INCOME TAX EXPENSE totaled $31.2 million in 1997, compared with $24.3 million in 1996 and $25.7 million in 1995, representing effective tax rates of 33% in 1997, 35% in 1996 and 40% in 1995. The higher effective tax rate in 1995 was due to a prior year tax settlement. Without such payment, the effective tax rate would have been 33%.



FINANCIAL CONDITION AND LIQUIDITY



SHAREHOLDER'S EQUITY increased 18.5% to $575.2 million at September 30, 1997 from $485.3 million at September 30, 1996, primarily due to $63.1 million of net income recorded in 1997 and $18.4 million of net unrealized gains on debt and equity securities available for sale (credited directly to shareholder's equity), versus $5.5 million of net unrealized losses on such securities recorded at September 30, 1996. In addition, the Company received a contribution of capital of $28.4 million in December 1996 and paid a dividend of $25.5 million in April 1997.



INVESTED ASSETS at year end totaled $2.61 billion in 1997, compared with $2.33 billion at year-end 1996. This 12.0% increase primarily resulted from sales of fixed annuities and the $44.7 million net unrealized gain recorded on debt and equity securities available for sale at September 30, 1997, versus the $12.7 million net unrealized loss recorded on such securities at September 30, 1996.



The Company manages most of its invested assets internally. The Company's general investment philosophy is to hold fixed-rate assets for long-term investment. Thus, it does not have a trading portfolio. However, the Company has determined that all of its portfolio of bonds, notes and redeemable preferred stocks (the "Bond Portfolio") is available to be sold in response to changes in market interest rates, changes in relative value of asset sectors and individual securities, changes in prepayment risk, changes in the credit quality outlook for certain securities, the Company's need for liquidity and other similar factors.



THE BOND PORTFOLIO, which comprises 76% of the Company's total investment portfolio (at amortized cost), had an aggregate fair value that exceeded its amortized cost by $43.7 million at September 30, 1997. At September 30, 1996, the amortized cost exceeded the fair value of the Bond Portfolio by $13.8 million. The net unrealized gains on the Bond Portfolio since September 30, 1996 principally reflect the lower prevailing interest rates at September 30, 1997 and the corresponding effect on the fair value of the Bond Portfolio.



At September 30, 1997, the Bond Portfolio (at amortized cost, excluding $6.1 million of redeemable preferred stocks) included $1.82 billion of bonds rated by Standard & Poor's

   [LOGO]

Corporation ("S&P"), Moody's Investors Service ("Moody's"), Duff & Phelps Credit Rating Co. ("DCR"), Fitch Investors Service, L.P. ("Fitch") or the National Association of Insurance Commissioners ("NAIC"), and $124.4 million of bonds rated by the Company pursuant to statutory ratings guidelines established by the NAIC. At September 30, 1997, approximately $1.72 billion of the Bond Portfolio was investment grade, including $650.3 million of U.S. government/agency securities and mortgage-backed securities ("MBSs").



At September 30, 1997, the Bond Portfolio included $216.9 million (at amortized cost with a fair value of $227.2 million) of bonds that were not investment grade. Based on their September 30, 1997 amortized cost, these non-investment-grade bonds accounted for 1.7% of the Company's total assets and 8.5% of its invested assets.



Non-investment-grade securities generally provide higher yields and involve greater risks than investment-grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment-grade issuers. In addition, the trading market for these securities is usually more limited than for investment-grade securities. The Company had no material concentrations of non-investment-grade securities at September 30, 1997. The following table summarizes the Company's rated bonds by rating classification as of September 30, 1997.

                                                                       [LOGO]

                      RATED BONDS BY RATING CLASSIFICATION
                             (Dollars in thousands)



                                                          ISSUES NOT RATED BY S&P/ MOODY'S/
         ISSUES RATED BY S&P/MOODY'S/DCR/FITCH               DCR/FITCH, BY NAIC CATEGORY                      TOTAL
-------------------------------------------------------  -----------------------------------  -------------------------------------
S&P/(MOODY'S)/                                             NAIC                                            PERCENT OF
[DCR]/{FITCH}                   AMORTIZED    ESTIMATED   CATEGORY    AMORTIZED    ESTIMATED    AMORTIZED    INVESTED     ESTIMATED
CATEGORY (1)                      COST      FAIR VALUE      (2)        COST      FAIR VALUE      COST      ASSETS (3)   FAIR VALUE
------------------------------ -----------  -----------  ---------  -----------  -----------  -----------  -----------  -----------
AAA+ to A-
  (Aaa to A3)
  [AAA to A-]
  {AAA to A-}................. $   935,866  $   953,440         1   $  142,548   $  143,940   $ 1,078,414       42.07%  $ 1,097,380
BBB+ to BBB-
  (Baal to Baa3)
  [BBB+ to BBB-]
  {BBB+ to BBB-}..............     494,521      504,442         2      146,548      150,521       641,069       25.01       654,963
BB+ to BB-
  (Ba1 to Ba3)
  [BB+ to BB-]
  {BB+ to BB-}................      13,080       14,597         3       13,811       13,917        26,891        1.05        28,514
B+ to B-
  (B1 to B3)
  [B+ to B-]
  {B+ to B-}..................     163,603      170,960         4       25,777       27,089       189,380        7.39       198,049
CCC+ to C
  (Caa to C)
  [CCC]
  {CCC+ to C-}................           0            0         5            0            0             0        0.00             0
C1 to D
  [DD]
  {D}.........................           0            0         6          606          606           606        0.02           606
                               -----------  -----------             -----------  -----------  -----------               -----------
Total rated issues             $ 1,607,070  $ 1,643,439             $  329,290   $  336,073   $ 1,936,360               $ 1,979,512
                               -----------  -----------             -----------  -----------  -----------               -----------
                               -----------  -----------             -----------  -----------  -----------               -----------


------------------------------

(1) S&P and Fitch rate debt securities in rating categories ranging from AAA (the highest) to D (in payment default). A plus (+) or minus (-) indicates the debt's relative standing within the rating category. A security rated BBB- or higher is considered investment grade. Moody's rates debt securities in rating categories ranging from Aaa (the highest) to C (extremely poor prospects of ever attaining any real investment standing). The number 1, 2 or 3 (with 1 the highest and 3 the lowest) indicates the debt's relative standing within the rating category. A security rated Baa3 or higher is considered investment grade. DCR rates debt securities in rating categories ranging from AAA (the highest) to DD (in payment default). A plus (+) or minus (-) indicates the debt's relative standing within the rating category. A security rated BBB- or higher is considered investment grade. Issues are categorized based on the highest of the S&P, Moody's, D&P and Fitch ratings if rated by multiple agencies.



(2) Bonds and short-term promissory instruments are divided into six quality categories for NAIC rating purposes, ranging from 1 (highest) to 5 (lowest) for nondefaulted bonds plus one category, 6, for bonds in or near default. These six categories correspond with the S&P/Moody's/ DCR/Fitch rating groups listed above, with categories 1 and 2 considered investment grade. The NAIC categories include $124.4 million (at amortized cost) of assets that were rated by the Company pursuant to applicable NAIC rating guidelines.



(3) At amortized cost.

   [LOGO]

SENIOR SECURED LOANS ("Secured Loans") are included in the Bond Portfolio and their amortized cost aggregated $329.3 million at September 30, 1997. Secured Loans are senior to subordinated debt and equity, and are secured by assets of the issuer. At September 30, 1997, Secured Loans consisted of loans to 80 borrowers spanning 28 industries, with 17% of these assets (at amortized cost) concentrated in financial institutions. No other industry concentration constituted more than 10% of these assets.



While the trading market for Secured Loans is more limited than for publicly traded corporate debt issues, management believes that participation in these transactions has enabled the Company to improve its investment yield. As a result of restrictive financial covenants, Secured Loans involve greater risk of technical default than do publicly traded investment-grade securities. However, management believes that the risk of loss upon default for its Secured Loans is mitigated by such financial covenants and the collateral values underlying the Secured Loans. The Company's Secured Loans are rated by S&P, Moody's, DCR, Fitch, the NAIC or by the Company, pursuant to comparable statutory ratings guidelines established by the NAIC.



MORTGAGE LOANS aggregated $339.5 million at September 30, 1997 and consisted of 73 commercial first mortgage loans with an average loan balance of approximately $4.7 million, collateralized by properties located in 21 states. Approximately 23% of this portfolio was multifamily residential, 18% was office, 14% was manufactured housing, 13% was hotels, 11% was retail, 11% was industrial and 10% was other types. At September 30, 1997, approximately 13% and 12% of this portfolio was secured by properties located in New York and California, respectively, and no more than 10% of this portfolio was secured by properties located in any other single state. At September 30, 1997, there were four mortgage loans with outstanding balances of $10 million or more, which loans collectively aggregated approximately 17% of this portfolio. At the time of their origination or purchase by the Company, virtually all mortgage loans had loan-to-value ratios of 75% or less. At September 30, 1997, approximately 23% of the mortgage loan portfolio consisted of loans with balloon payments due before October 1, 2000. During 1997, 1996 and 1995, loans delinquent by more than 90 days, foreclosed loans and restructured loans have not been significant in relation to the total mortgage loan portfolio.



At September 30, 1997, approximately 18% of the mortgage loans were seasoned loans underwritten to the Company's standards and purchased at or near par from other financial institutions. Such loans generally have higher average interest rates than loans that could be originated today. The balance of the mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multifamily residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the seasoned nature of the Company's mortgage loan portfolio, its emphasis on multifamily loans and its strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.



OTHER INVESTED ASSETS aggregated $143.7 million at September 30, 1997, including $46.9 million of investments in limited partnerships, $70.9 million of separate account investments and an aggregate of $25.9 million of miscellaneous investments, including policy loans, residuals and leveraged leases. The Company's limited partnership interests, accounted for by using the cost method of accounting, are invested primarily in a combination of debt and equity securities.



ASSET-LIABILITY MATCHING is utilized by the Company to minimize the risks of interest rate fluctuations and disintermediation. The Company believes that its fixed-rate liabilities should be backed by a portfolio principally composed of fixed-rate investments that generate predictable rates of return. The Company does not have a specific target rate of return. Instead, its rates of return vary over time depending on the current interest rate environment, the slope of the yield curve, the spread at which fixed-rate investments are priced over the yield curve, and general economic conditions. Its portfolio strategy is constructed with a view to achieve adequate risk-adjusted returns consistent with its investment objectives of effective asset-liability matching, liquidity and safety. The Company's fixed-rate products incorporate surrender charges or other restrictions in order to encourage persistency. Approximately 77% of the Company's fixed annuity and GIC reserves had surrender penalties or other restrictions at September 30, 1997.



As part of its asset-liability matching discipline, the Company conducts detailed computer simulations that model its fixed-rate assets and liabilities under commonly used stress-test interest rate scenarios. With the results of these computer simulations, the Company can measure the potential gain or

                                                                       [LOGO]

loss in fair value of its interest-rate sensitive instruments and seek to protect its economic value and achieve a predictable spread between what it earns on its invested assets and what it pays on its liabilities by designing its fixed-rate products and conducting its investment operations to closely match the duration of the fixed-rate assets to that of its fixed-rate liabilities. The Company's fixed-rate assets include: cash and short-term investments; bonds, notes and redeemable preferred stocks; mortgage loans; and investments in limited partnerships that invest primarily in fixed-rate securities and are accounted for by using the cost method. At September 30, 1997, these assets had an aggregate fair value of $2.48 billion with a duration of 3.4. The Company's fixed-rate liabilities include fixed annuities and GICs. At September 30, 1997, these liabilities had an aggregate fair value (determined by discounting future contractual cash flows by related market rates of interest) of $2.32 billion with a duration of 1.3. The Company's potential exposure due to a relative 10% increase in interest rates prevalent at September 30, 1997 is a loss of approximately $31.2 million in fair value of its fixed-rate assets that is not offset by an increase in the fair value of its fixed-rate liabilities. Because the Company actively manages its assets and liabilities and has strategies in place to minimize its exposure to loss as interest rate changes occur, it expects that actual losses would be less than the estimated potential loss.



Duration  is a  common option-adjusted  measure for  the price  sensitivity of a fixed-maturity portfolio to changes in interest rates. It measures the approximate percentage change in the market value of a portfolio if interest rates change by 100 basis points, recognizing the changes in cash flows resulting from embedded options such as policy surrenders, investment prepayments and bond calls. It also incorporates the assumption that the Company will continue to utilize its existing strategies of pricing its fixed annuity and GIC products, allocating its available cash flow amongst its various investment portfolio sectors and maintaining sufficient levels of liquidity. Because the calculation of duration involves estimation and incorporates assumptions, potential changes in portfolio value indicated by the portfolio's duration will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material.



As a component of its asset and liability management strategy, the Company utilizes interest rate swap agreements ("Swap Agreements") to match assets and liabilities more closely. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes Swap Agreements to create a hedge that effectively converts fixed-rate liabilities into floating-rate instruments. At September 30, 1997, the Company had one outstanding Swap Agreement with a notional principal amount of $15.9 million. This agreement matures in December 2024.



The Company also seeks to provide liquidity from time to time by using reverse repurchase agreements ("Reverse Repos") and by investing in MBSs. It also seeks to enhance its spread income by using Reverse Repos. Reverse Repos involve a sale of securities and an agreement to repurchase the same securities at a later date at an agreed upon price and are generally over-collateralized. MBSs are generally investment-grade securities collateralized by large pools of mortgage loans. MBSs generally pay principal and interest monthly. The amount of principal and interest payments may fluctuate as a result of prepayments of the underlying mortgage loans.



There are risks associated with some of the techniques the Company uses to provide liquidity, enhance its spread income and match its assets and liabilities. The primary risk associated with the Company's Reverse Repos and Swap Agreements is counterparty risk. The Company believes, however, that the counterparties to its Reverse Repos and Swap Agreements are financially responsible and that the counterparty risk associated with those transactions is minimal. In addition to counterparty risk, Swap Agreements also have interest rate risk. However, the Company's Swap Agreements typically hedge variable-rate assets or liabilities, and interest rate fluctuations that adversely affect the net cash received or paid under the terms of a Swap Agreement would be offset by increased interest income earned on the variable-rate assets or reduced interest expense paid on the variable-rate liabilities. The primary risk associated with MBSs is that a changing interest rate environment might cause prepayment of the underlying obligations at speeds slower or faster than anticipated at the time of their purchase. As part of its decision to purchase an MBS, the Company assesses the risk of prepayment by analyzing the security's projected performance over an array of interest-rate scenarios. Once an MBS is purchased, the Company monitors its actual prepayment experience monthly to reassess the relative attractiveness of the security with the intent to maximize total return.



INVESTED ASSETS EVALUATION routinely includes a review by the Company of its portfolio of debt securities. Management identifies monthly those investments that require additional monitoring and carefully reviews the

   [LOGO]

carrying values of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews for bonds, management principally considers the adequacy of any collateral, compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded bonds, management also considers market value quotations, if available. For mortgage loans, management generally considers information concerning the mortgaged property and, among other things, factors impacting the current and expected payment status of the loan and, if available, the current fair value of the underlying collateral.



The carrying values of bonds that are determined to have declines in value that are other than temporary are reduced to net realizable value and no further accruals of interest are made. The valuation allowances on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate, on the disposition and settlement of mortgage loans and on mortgage loans that management believes may not be collectible in full. Accrual of interest is suspended when principal and interest payments on mortgage loans are past due more than 90 days.



DEFAULTED INVESTMENTS, comprising all investments that are in default as to the payment of principal or interest, totaled $1.4 million at September 30, 1997 (at amortized cost after impairment writedowns, with a fair value of $1.4 million), including $0.5 million of bonds and notes and $0.9 million of mortgage loans. At September 30, 1997, defaulted investments constituted 0.1% of total invested assets. At September 30, 1996, defaulted investments totaled $3.1 million, including $1.6 million of bonds and notes and $1.5 million of mortgage loans, and constituted 0.1% of total invested assets.



SOURCES OF LIQUIDITY are readily available to the Company in the form of the Company's existing portfolio of cash and short-term investments, Reverse Repo capacity on invested assets and, if required, proceeds from invested asset sales. At September 30, 1997, approximately $1.80 billion of the Company's Bond Portfolio had an aggregate unrealized gain of $46.5 million, while approximately $139.8 million of the Bond Portfolio had an aggregate unrealized loss of $2.7 million. In addition, the Company's investment portfolio currently provides approximately $22.5 million of monthly cash flow from scheduled principal and interest payments. Historically, cash flows from operations and from the sale of the Company's annuity and GIC products have been more than sufficient in amount to satisfy the Company's liquidity needs.



Management is aware that prevailing market interest rates may shift significantly and has strategies in place to manage either an increase or decrease in prevailing rates. In a rising interest rate environment, the Company's average cost of funds would increase over time as it prices its new and renewing annuities and GICs to maintain a generally competitive market rate. Management would seek to place new funds in investments that were matched in duration to, and higher yielding than, the liabilities assumed. The Company believes that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments or Reverse Repos on the Company's substantial MBS segment of the Bond Portfolio, thereby avoiding the sale of fixed-rate assets in an unfavorable bond market.



In a declining rate environment, the Company's cost of funds would decrease over time, reflecting lower interest crediting rates on its fixed annuities and GICs. Should increased liquidity be required for withdrawals, the Company believes that a significant portion of its investments could be sold without adverse consequences in light of the general strengthening that would be expected in the bond market.


INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


The consolidated financial statements of Anchor National Life Insurance Company as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 included in this prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                                                       [LOGO]

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The consolidated financial statements of Anchor National have been included in this prospectus. You should consider these financial statements only with respect to Anchor National's ability to meet its obligations under the fixed investment options to pay death benefits under the contracts, to assume the mortality and expense risks under the Contract and any risk resulting from the withdrawal charge not being adequate to cover the costs of distributing the contracts. These financial statements provide no information as it relates to Seasons Series Trust, its investment portfolios or the value of any money allocated to the STRATEGIES.

REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------


To the Board of Directors and Shareholder of Anchor National Life Insurance Company



In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement and statement of cash flows present fairly, in all material respects, the financial position of Anchor National Life Insurance Company and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Los Angeles, California
November 7, 1997

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEET



                                     ASSETS



                                                                        SEPTEMBER 30,
                                                              ---------------------------------
                                                                   1997              1996
                                                              ---------------   ---------------
Investments:
  Cash and short-term investments...........................  $   113,580,000   $   122,058,000
  Bonds, notes and redeemable preferred stocks:
    Available for sale, at fair value (amortized cost: 1997,
     $1,942,485,000; 1996, $2,001,024,000)..................    1,986,194,000     1,987,271,000
  Mortgage loans............................................      339,530,000        98,284,000
  Common stocks, at fair value (cost: 1997, $271,000; 1996,
   $2,911,000)..............................................        1,275,000         3,970,000
  Real estate...............................................       24,000,000        39,724,000
  Other invested assets.....................................      143,722,000        77,925,000
                                                              ---------------   ---------------
      Total investments.....................................    2,608,301,000     2,329,232,000
Variable annuity assets.....................................    9,343,200,000     6,311,557,000
Receivable from brokers for sales of securities.............               --        52,348,000
Accrued investment income...................................       21,759,000        19,675,000
Deferred acquisition costs..................................      536,155,000       443,610,000
Other assets................................................       61,524,000        48,113,000
                                                              ---------------   ---------------
      TOTAL ASSETS..........................................  $12,570,939,000   $ 9,204,535,000
                                                              ---------------   ---------------
                                                              ---------------   ---------------

                    LIABILITIES AND SHAREHOLDER'S EQUITY
Reserves, payables and accrued liabilities:
  Reserves for fixed annuity contracts......................  $ 2,098,803,000   $ 1,789,962,000
  Reserves for guaranteed investment contracts..............      295,175,000       415,544,000
  Payable to brokers for purchases of securities............          263,000         --
  Income taxes currently payable............................       32,265,000        21,486,000
  Other liabilities.........................................      122,728,000        74,710,000
                                                              ---------------   ---------------
      Total reserves, payables and accrued liabilities......    2,549,234,000     2,301,702,000
                                                              ---------------   ---------------
Variable annuity liabilities................................    9,343,200,000     6,311,557,000
                                                              ---------------   ---------------
Subordinated notes payable to Parent........................       36,240,000        35,832,000
                                                              ---------------   ---------------
Deferred income taxes.......................................       67,047,000        70,189,000
                                                              ---------------   ---------------
Shareholder's equity:
  Common Stock..............................................        3,511,000         3,511,000
  Additional paid-in capital................................      308,674,000       280,263,000
  Retained earnings.........................................      244,628,000       207,002,000
  Net unrealized gains (losses) on debt and equity
   securities available for sale............................       18,405,000        (5,521,000)
                                                              ---------------   ---------------
      Total shareholder's equity............................      575,218,000       485,255,000
                                                              ---------------   ---------------
      TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY............  $12,570,939,000   $ 9,204,535,000
                                                              ---------------   ---------------
                                                              ---------------   ---------------



                             See accompanying notes

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                         CONSOLIDATED INCOME STATEMENT



                                                            YEARS ENDED SEPTEMBER 30,
                                                    ------------------------------------------
                                                        1997           1996           1995
                                                    ------------   ------------   ------------
Investment income.................................  $210,759,000   $164,631,000   $129,466,000
                                                    ------------   ------------   ------------
Interest expense on:
  Fixed annuity contracts.........................  (109,217,000)   (82,690,000)   (72,975,000)
  Guaranteed investment contracts.................   (22,650,000)   (19,974,000)    (3,733,000)
  Senior indebtedness.............................    (2,549,000)    (2,568,000)      (227,000)
  Subordinated notes payable to Parent............    (3,142,000)    (2,556,000)    (2,448,000)
                                                    ------------   ------------   ------------
  Total interest expense..........................  (137,558,000)  (107,788,000)   (79,383,000)
                                                    ------------   ------------   ------------
NET INVESTMENT INCOME.............................    73,201,000     56,843,000     50,083,000
                                                    ------------   ------------   ------------
NET REALIZED INVESTMENT LOSSES....................   (17,394,000)   (13,355,000)    (4,363,000)
                                                    ------------   ------------   ------------
Fee income:
  Variable annuity fees...........................   139,492,000    103,970,000     84,171,000
  Net retained commissions........................    39,143,000     31,548,000     24,108,000
  Surrender charges...............................     5,529,000      5,184,000      5,889,000
  Asset management fees...........................    25,764,000     25,413,000     26,935,000
  Other fees......................................     3,218,000      3,390,000      4,002,000
                                                    ------------   ------------   ------------
TOTAL FEE INCOME..................................   213,146,000    169,505,000    145,105,000
                                                    ------------   ------------   ------------
GENERAL AND ADMINISTRATIVE EXPENSES...............   (98,802,000)   (81,552,000)   (64,457,000)
                                                    ------------   ------------   ------------
AMORTIZATION OF DEFERRED ACQUISITION COSTS........   (66,879,000)   (57,520,000)   (58,713,000)
                                                    ------------   ------------   ------------
ANNUAL COMMISSIONS................................    (8,977,000)    (4,613,000)    (2,658,000)
                                                    ------------   ------------   ------------
PRETAX INCOME.....................................    94,295,000     69,308,000     64,997,000
Income tax expense................................   (31,169,000)   (24,252,000)   (25,739,000)
                                                    ------------   ------------   ------------
NET INCOME........................................  $ 63,126,000   $ 45,056,000   $ 39,258,000
                                                    ------------   ------------   ------------
                                                    ------------   ------------   ------------



                             See accompanying notes

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                      YEARS ENDED SEPTEMBER 30,
                                                        ------------------------------------------------------
                                                              1997               1996               1995
                                                        ----------------   ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income............................................  $     63,126,000   $     45,056,000   $     39,258,000
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Interest credited to:
    Fixed annuity contracts...........................       109,217,000         82,690,000         72,975,000
    Guaranteed investment contracts...................        22,650,000         19,974,000          3,733,000
    Net realized investment losses....................        17,394,000         13,355,000          4,363,000
    Accretion of net discounts on investments.........       (18,576,000)        (8,976,000)        (6,865,000)
    Amortization of goodwill..........................         1,187,000          1,169,000          1,168,000
    Provision for deferred income taxes...............       (16,024,000)        (3,351,000)        (1,489,000)
Change in:
  Accrued investment income...........................        (2,084,000)        (5,483,000)         3,373,000
  Deferred acquisition costs..........................      (113,145,000)       (60,941,000)        (7,180,000)
  Other assets........................................       (14,598,000)        (8,000,000)         7,047,000
  Income taxes currently payable......................        10,779,000          5,766,000          3,389,000
  Other liabilities...................................        14,187,000          5,474,000          4,063,000
Other, net............................................           418,000           (129,000)             7,000
                                                        ----------------   ----------------   ----------------
NET CASH PROVIDED BY OPERATING ACTIVITIES.............        74,531,000         86,604,000        123,842,000
                                                        ----------------   ----------------   ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Premium receipts on:
    Fixed annuity contracts...........................     1,097,937,000        651,649,000        245,320,000
    Guaranteed investment contracts...................        55,000,000        134,967,000        275,000,000
  Net exchanges to (from) the fixed accounts of
   variable annuity contracts.........................      (620,367,000)      (236,705,000)        10,475,000
  Withdrawal payments on:
    Fixed annuity contracts...........................      (242,589,000)      (173,489,000)      (237,977,000)
    Guaranteed investment contracts...................      (198,062,000)       (16,492,000)        (1,638,000)
  Claims and annuity payments on fixed annuity
   contracts..........................................       (35,731,000)       (31,107,000)       (31,237,000)
  Net receipts from (repayments of) other short-term
   financings.........................................        34,239,000       (119,712,000)         3,202,000
  Capital contribution received.......................        28,411,000         27,387,000          --
  Dividends paid......................................       (25,500,000)       (29,400,000)         --
                                                        ----------------   ----------------   ----------------
NET CASH PROVIDED BY FINANCING ACTIVITIES.............        93,338,000        207,098,000        263,145,000
                                                        ----------------   ----------------   ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of:
    Bonds, notes and redeemable preferred stocks......  $ (2,566,211,000)  $ (1,937,890,000)  $ (1,556,586,000)
    Mortgage loans....................................      (266,771,000)       (15,000,000)         --
    Other investments, excluding short-term
     investments......................................       (75,556,000)       (36,770,000)       (13,028,000)
  Sales of:
    Bonds, notes and redeemable preferred stocks......     2,299,063,000      1,241,928,000      1,026,078,000
    Real estate.......................................         --                   900,000         36,813,000
    Other investments, excluding short-term
     investments......................................         6,421,000          4,937,000          5,130,000
  Redemptions and maturities of:
    Bonds, notes and redeemable preferred stocks......       376,847,000        288,969,000        178,688,000
    Mortgage loans....................................        25,920,000         11,324,000         14,403,000
    Other investments, excluding short-term
     investments......................................        23,940,000         20,749,000         13,286,000
                                                        ----------------   ----------------   ----------------
NET CASH USED BY INVESTING ACTIVITIES.................      (176,347,000)      (420,853,000)      (295,216,000)
                                                        ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
 INVESTMENTS..........................................        (8,478,000)      (127,151,000)        91,771,000
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF
 PERIOD...............................................       122,058,000        249,209,000        157,438,000
                                                        ----------------   ----------------   ----------------
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD......  $    113,580,000   $    122,058,000   $    249,209,000
                                                        ----------------   ----------------   ----------------
                                                        ----------------   ----------------   ----------------
Supplemental cash flow information:
  Interest paid on indebtedness.......................  $      7,032,000   $      5,982,000   $      3,235,000
                                                        ----------------   ----------------   ----------------
                                                        ----------------   ----------------   ----------------
  Net income taxes paid...............................  $     36,420,000   $     22,031,000   $     23,656,000
                                                        ----------------   ----------------   ----------------
                                                        ----------------   ----------------   ----------------



                             See accompanying notes

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  NATURE OF OPERATIONS



Anchor National Life Insurance Company (the "Company") is a wholly owned indirect subsidiary of SunAmerica, Inc. (the "Parent"). The Company is an Arizona-domiciled life insurance company and conducts its business through three segments:annuity operations, asset management and broker-dealer operations. Annuity operations include the sale and administration of fixed and variable annuities and guaranteed investment contracts. Asset management, which includes the sale and management of mutual funds, is conducted by SunAmerica Asset Management Corp. Broker-dealer operations include the sale of securities and financial services products, and are conducted by Royal Alliance Associates, Inc.



The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest; strength, weakness and volatility of equity markets; and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of assets managed in mutual funds and held in separate accounts.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the 1997 presentation.



The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.



INVESTMENTS: Cash and short-term investments primarily include cash, commercial paper, money market investments, repurchase agreements and short-term bank participations. All such investments are carried at cost plus accrued interest, which approximates fair value, have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.



Bonds, notes and redeemable preferred stocks available for sale and common stocks are carried at aggregate fair value and changes in unrealized gains or losses, net of tax, are credited or charged directly to shareholder's equity. Bonds, notes and redeemable preferred stocks are reduced to estimated net realizable value when necessary for declines in value considered to be other than temporary. Estimates of net realizable value are subjective and actual realization will be dependent upon future events.



Mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses. Real estate is carried at the lower of cost or fair value. Other invested assets include investments in limited partnerships, which are accounted for by using the cost method of accounting; separate account investments; leveraged leases; policy loans, which are carried at unpaid balances; and collateralized mortgage obligation residuals.



Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. Premiums and discounts on investments are amortized to investment income using the interest method over the contractual lives of the investments.



INTEREST RATE SWAP AGREEMENTS: The net differential to be paid or received on interest rate swap agreements ("Swap Agreements") entered into to reduce the impact of changes in interest rates is recognized over the lives of the agreements, and such differential is classified as Interest Expense in the income statement. All outstanding Swap Agreements are designated as hedges and, therefore, are not marked to market. However, in the event that a hedged asset/liability were to be sold or repaid before the related Swap Agreement matures, the Swap Agreement would be marked to market and any gain/loss classified with any gain/loss realized on the disposition of the hedged asset/liability. Subsequently, the Swap Agreement would be marked to market and the resulting

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


change in fair value would be included in Investment Income in the income statement. In the event that a Swap Agreement that is designated as a hedge were to be terminated before its contractual maturity, any resulting gain/loss would be credited/charged to the carrying value of the asset/liability that it hedged.



DEFERRED ACQUISITION COSTS: Policy acquisition costs are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the annuity contracts. Estimated gross profits are composed of net interest income, net realized investment gains and losses, variable annuity fees, surrender charges and direct administrative expenses. Costs incurred to sell mutual funds are also deferred and amortized over the estimated lives of the funds obtained. Deferred acquisition costs consist of commissions and other costs that vary with, and are primarily related to, the production or acquisition of new business.



As debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on debt and equity securities available for sale that is credited or charged directly to shareholder's equity. Deferred Acquisition Costs have been decreased by $16,400,000 at September 30, 1997 and increased by $4,200,000 at September 30, 1996 for this adjustment.



VARIABLE ANNUITY ASSETS AND LIABILITIES: The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in separate accounts. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in Variable Annuity Fees in the income statement.



GOODWILL: Goodwill, amounting to $18,311,000 at September 30, 1997, is amortized by using the straight-line method over periods averaging 25 years and is included in Other Assets in the balance sheet. Goodwill is evaluated for impairment when events or changes in economic conditions indicate that the carrying amount may not be recoverable.



CONTRACTHOLDER RESERVES: Contractholder reserves for fixed annuity contracts and guaranteed investment contracts are accounted for as investment-type contracts in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," and are recorded at accumulated value (premiums received, plus accrued interest, less withdrawals and assessed fees).



FEE INCOME: Variable annuity fees, asset management fees and surrender charges are recorded in income as earned. Net retained commissions are recognized as income on a trade-date basis.



INCOME TAXES: The Company is included in the consolidated federal income tax return of the Parent and files as a "life insurance company" under the provisions of the Internal Revenue Code of 1986. Income taxes have been calculated as if the Company filed a separate return. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



3.  INVESTMENTS



The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by major category follow:



                                                                                                   ESTIMATED FAIR
                                                                                  AMORTIZED COST        VALUE
                                                                                  ---------------  ---------------
AT SEPTEMBER 30, 1997:
  Securities of the United States Government....................................  $    18,496,000  $    18,962,000
  Mortgage-backed securities....................................................      636,018,000      649,196,000
  Securities of public utilities................................................       22,792,000       22,893,000
  Corporate bonds and notes.....................................................      984,573,000    1,012,559,000
  Redeemable preferred stocks...................................................        6,125,000        6,681,000
  Other debt securities.........................................................      274,481,000      275,903,000
                                                                                  ---------------  ---------------
  Total available for sale......................................................  $ 1,942,485,000  $ 1,986,194,000
                                                                                  ---------------  ---------------
                                                                                  ---------------  ---------------
AT SEPTEMBER 30, 1996:
  Securities of the United States Government....................................  $   311,458,000  $   304,538,000
  Mortgage-backed securities....................................................      747,653,000      741,876,000
  Securities of public utilities................................................        3,684,000        3,672,000
  Corporate bonds and notes.....................................................      590,071,000      591,148,000
  Redeemable preferred stocks...................................................        9,064,000        8,664,000
  Other debt securities.........................................................      339,094,000      337,373,000
                                                                                  ---------------  ---------------
  Total available for sale......................................................  $ 2,001,024,000  $ 1,987,271,000
                                                                                  ---------------  ---------------
                                                                                  ---------------  ---------------



The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by contractual maturity, as of September 30, 1997, follow:



                                                                                                   ESTIMATED FAIR
                                                                                  AMORTIZED COST        VALUE
                                                                                  ---------------  ---------------
  Due in one year or less.......................................................  $    19,067,000  $    20,575,000
  Due after one year through five years.........................................      277,350,000      281,296,000
  Due after five years through ten years........................................      631,083,000      650,242,000
  Due after ten years...........................................................      378,967,000      384,885,000
  Mortgage-backed securities....................................................      636,018,000      649,196,000
                                                                                  ---------------  ---------------
  Total available for sale......................................................  $ 1,942,485,000  $ 1,986,194,000
                                                                                  ---------------  ---------------
                                                                                  ---------------  ---------------



Actual maturities of bonds, notes and redeemable preferred stocks will differ from those shown above due to prepayments and redemptions.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



3.  INVESTMENTS (CONTINUED)


Gross unrealized gains and losses on bonds, notes and redeemable preferred stocks available for sale by major category follow:



                                                                                          GROSS          GROSS
                                                                                        UNREALIZED    UNREALIZED
                                                                                          GAINS         LOSSES
                                                                                       ------------  -------------
AT SEPTEMBER 30, 1997:
  Securities of the United States Government.........................................  $    498,000  $     (32,000)
  Mortgage-backed securities.........................................................    14,998,000     (1,820,000)
  Securities of public utilities.....................................................       141,000        (40,000)
  Corporate bonds and notes..........................................................    28,691,000       (705,000)
  Redeemable preferred stocks........................................................       556,000       --
  Other debt securities..............................................................     1,569,000       (147,000)
                                                                                       ------------  -------------
  Total available for sale...........................................................  $ 46,453,000  $  (2,744,000)
                                                                                       ------------  -------------
                                                                                       ------------  -------------
AT SEPTEMBER 30, 1996:
  Securities of the United States Government.........................................  $    284,000  $  (7,204,000)
  Mortgage-backed securities.........................................................     7,734,000    (13,511,000)
  Securities of public utilities.....................................................         1,000        (13,000)
  Corporate bonds and notes..........................................................    11,709,000    (10,632,000)
  Redeemable preferred stocks........................................................        16,000       (416,000)
  Other debt securities..............................................................       431,000     (2,152,000)
                                                                                       ------------  -------------
  Total available for sale...........................................................  $ 20,175,000  $ (33,928,000)
                                                                                       ------------  -------------
                                                                                       ------------  -------------



At September 30, 1997, gross unrealized gains on equity securities available for sale aggregated $1,004,000 and there were no unrealized losses. At September 30, 1996, gross unrealized gains on equity securities available for sale aggregated $1,368,000 and gross unrealized losses aggregated $309,000.



Gross realized investment gains and losses on sales of investments are as follows:



                                                                                YEARS ENDED SEPTEMBER 30,
                                                                       -------------------------------------------
                                                                           1997           1996           1995
                                                                       -------------  -------------  -------------
BONDS, NOTES AND REDEEMABLE
 PREFERRED STOCKS:
  Available for sale:
    Realized gains...................................................  $  22,179,000  $  14,532,000  $  15,983,000
    Realized losses..................................................    (25,310,000)   (10,432,000)   (21,842,000)
  Held for investment:
    Realized gains...................................................       --             --            2,413,000
    Realized losses..................................................       --             --             (586,000)
COMMON STOCKS:
  Realized gains.....................................................      4,002,000        511,000        994,000
  Realized losses....................................................       (312,000)    (3,151,000)      (114,000)
OTHER INVESTMENTS:
  Realized gains.....................................................      2,450,000      1,135,000      3,561,000
  Realized losses....................................................       --             --              (12,000)
IMPAIRMENT WRITEDOWNS................................................    (20,403,000)   (15,950,000)    (4,760,000)
                                                                       -------------  -------------  -------------
Total net realized investment losses.................................  $ (17,394,000) $ (13,355,000) $  (4,363,000)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



3.  INVESTMENTS (CONTINUED)


The sources and related amounts of investment income are as follows:



                                                                               YEARS ENDED SEPTEMBER 30,
                                                                      -------------------------------------------
                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
Short-term investments..............................................  $  11,780,000  $  10,647,000  $   8,308,000
Bonds, notes and redeemable preferred stocks........................    163,038,000    140,387,000    107,643,000
Mortgage loans......................................................     17,632,000      8,701,000      7,419,000
Common stocks.......................................................         16,000          8,000          3,000
Real estate.........................................................       (296,000)      (196,000)       (51,000)
Limited partnerships................................................      6,725,000      4,073,000      5,128,000
Other invested assets...............................................     11,864,000      1,011,000      1,016,000
                                                                      -------------  -------------  -------------
      Total investment income.......................................  $ 210,759,000  $ 164,631,000  $ 129,466,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------



Expenses incurred to manage the investment portfolio amounted to $2,050,000 for the year ended September 30, 1997, $1,737,000 for the year ended September 30, 1996, and $1,983,000 for the year ended September 30, 1995 and are included in General and Administrative Expenses in the income statement.



At September 30, 1997, no investment exceeded 10% of the Company's consolidated shareholder's equity.



At September 30, 1997, mortgage loans were collateralized by properties located in 21 states, with loans totaling approximately 13% of the aggregate carrying value of the portfolio secured by properties located in New York and approximately 12% by properties located in California. No more than 10% of the portfolio was secured by properties in any other single state.



At September 30, 1997, bonds, notes and redeemable preferred stocks included $216,877,000 (fair value of $227,169,000) of bonds and notes not rated investment grade. The Company had no material concentrations of non-investment-grade assets at September 30, 1997.



At September 30, 1997, the amortized cost of investments in default as to the payment of principal or interest was $1,378,000, consisting of $500,000 of non-investment-grade bonds and $878,000 of mortgage loans. Such nonperforming investments had an estimated fair value of $1,378,000.



As a component of its asset and liability management strategy, the Company utilizes Swap Agreements to match assets more closely to liabilities. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company typically utilizes Swap Agreements to create a hedge that effectively converts floating-rate assets and liabilities to fixed-rate instruments. At September 30, 1997, the Company had one outstanding Swap Agreement with a notional principal amount of $15.9 million, which matures in December, 2024. The net interest paid amounted to $0.1 million for the year ended September 30, 1997, and is included in Interest Expense on Guaranteed Investment Contracts in the income statement.



At September 30, 1997, $5,276,000 of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.



4.  FAIR VALUE OF FINANCIAL INSTRUMENTS



The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets (including its real estate investments and other invested assets except for cost-method partnerships) and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.



The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



4.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts the financial instruments could be exchanged for in a current or future market transaction.



The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:



CASH  AND  SHORT  TERM  INVESTMENTS:   Carrying  value  is  considered  to  be a
reasonable estimate of fair value.



BONDS, NOTES AND REDEEMABLE PREFERRED STOCKS:   Fair value is based  principally
on   independent  pricing   services,  broker   quotes  and   other  independent
information.



MORTGAGE LOANS: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.



COMMON STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.



COST-METHOD PARTNERSHIPS: Fair value of limited partnerships accounted for by using the cost method is based upon the fair value of the net assets of the partnerships as determined by the general partners.



VARIABLE ANNUITY ASSETS:   Variable  annuity assets  are carried  at the  market
value of the underlying securities.



RECEIVABLE FROM (PAYABLE TO) BROKERS FOR SALES (PURCHASES) OF SECURITIES: Such obligations represent net transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.



RESERVES FOR FIXED ANNUITY CONTRACTS: Deferred annuity contracts and single premium life contracts are assigned a fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of future cash flows at current pricing rates.



RESERVES FOR GUARANTEED INVESTMENT CONTRACTS: Fair value is based on the present value of future cash flows at current pricing rates and is net of the estimated fair value of hedging Swap Agreements, determined from independent broker quotes.



VARIABLE ANNUITY LIABILITIES: Fair values of contracts in the accumulation phase are based on net surrender values. Fair values of contracts in the payout phase are based on the present value of future cash flows at assumed investment rates.



SUBORDINATED  NOTES PAYABLE  TO PARENT:   Fair value  is estimated  based on the
quoted market prices for similar issues.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



4.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


The estimated fair values of the Company's financial instruments at September 30, 1997 and 1996, compared with their respective carrying values, are as follows:



                                                                         CARRYING VALUE     FAIR VALUE
                                                                         ---------------  ---------------
1997:

ASSETS:
  Cash and short-term investments......................................  $   113,580,000  $   113,580,000
  Bonds, notes and redeemable preferred stocks.........................    1,986,194,000    1,986,194,000
  Mortgage loans.......................................................      339,530,000      354,495,000
  Common stocks........................................................        1,275,000        1,275,000
  Cost-method partnerships.............................................       46,880,000       84,186,000
  Variable annuity assets..............................................    9,343,200,000    9,343,200,000

LIABILITIES:
  Reserves for fixed annuity contracts.................................    2,098,803,000    2,026,258,000
  Reserves for guaranteed investment contracts.........................      295,175,000      295,175,000
  Payable to brokers for purchases of securities.......................          263,000          263,000
  Variable annuity liabilities.........................................    9,343,200,000    9,077,200,000
  Subordinated notes payable to Parent.................................       36,240,000       37,393,000
                                                                         ---------------  ---------------
                                                                         ---------------  ---------------
1996:

ASSETS:
  Cash and short-term investments......................................  $   122,058,000  $   122,058,000
  Bonds, notes and redeemable preferred stocks.........................    1,987,271,000    1,987,271,000
  Mortgage loans.......................................................       98,284,000      102,112,000
  Common stocks........................................................        3,970,000        3,970,000
  Cost-method partnerships.............................................       45,070,000       70,553,000
  Receivable from brokers for sales of securities......................       52,348,000       52,348,000
  Variable annuity assets..............................................    6,311,557,000    6,311,557,000

LIABILITIES:
  Reserves for fixed annuity contracts.................................    1,789,962,000    1,738,784,000
  Reserves for guaranteed investment contracts.........................      415,544,000      416,695,000
  Variable annuity liabilities.........................................    6,311,557,000    6,117,508,000
  Subordinated notes payable to Parent.................................       35,832,000       37,339,000
                                                                         ---------------  ---------------
                                                                         ---------------  ---------------



5.  SUBORDINATED NOTES PAYABLE TO PARENT



Subordinated notes payable to Parent equalled $36,240,000 at an interest rate of 9% at September 30, 1997 and require principal payments of $7,500,000 in 1998, $23,060,000 in 1999 and $5,400,000 in 2000.



6.  CONTINGENT LIABILITIES



The Company has entered into three agreements in which it has provided liquidity support for certain short-term securities of three municipalities by agreeing to purchase such securities in the event there is no other buyer in the short-term marketplace. In return the Company receives a fee. The maximum liability under these guarantees is $242,600,000. Management does not anticipate any material future losses with respect to these liquidity support facilities.



The Company is involved in various kinds of litigation common to its businesses. These cases are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses relating to such litigation are adequate and any further liabilities and costs will not have a material adverse impact upon the Company's financial position or results of operations.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



7.  SHAREHOLDER'S EQUITY



The Company is authorized to issue 4,000 shares of its $1,000 par value Common Stock. At September 30, 1997 and 1996, 3,511 shares were outstanding.



Changes in shareholder's equity are as follows:



                                                                      YEARS ENDED SEPTEMBER 30,
                                                             -------------------------------------------
                                                                 1997           1996           1995
                                                             -------------  -------------  -------------
ADDITIONAL PAID-IN CAPITAL:
  Beginning balance........................................  $ 280,263,000  $ 252,876,000  $ 252,876,000
  Capital contributions received...........................     28,411,000     27,387,000       --
                                                             -------------  -------------  -------------
  Ending balance...........................................  $ 308,674,000  $ 280,263,000  $ 252,876,000
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------
RETAINED EARNINGS:
  Beginning balance........................................    207,002,000    191,346,000    152,088,000
  Net income...............................................     63,126,000     45,056,000     39,258,000
  Dividend paid............................................    (25,500,000)   (29,400,000)      --
                                                             -------------  -------------  -------------
  Ending balance...........................................  $ 244,628,000  $ 207,002,000  $ 191,346,000
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------
NET UNREALIZED GAINS/LOSSES ON DEBT AND EQUITY SECURITIES
 AVAILABLE FOR SALE:
  Beginning balance........................................  $  (5,521,000) $  (5,673,000) $ (24,953,000)
  Change in net unrealized gains/losses on debt securities
   available for sale......................................     57,463,000     (2,904,000)    71,302,000
  Change in net unrealized gains/losses on equity
   securities available for sale...........................        (55,000)     3,538,000     (1,240,000)
  Change in adjustment to deferred acquisition costs.......    (20,600,000)      (400,000)   (40,400,000)
  Tax effects of net changes...............................    (12,882,000)       (82,000)   (10,382,000)
                                                             -------------  -------------  -------------
  Ending balance...........................................  $  18,405,000  $  (5,521,000) $  (5,673,000)
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------



Dividends that the Company may pay to its shareholder in any year without prior approval of the Arizona Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of Arizona without obtaining the prior approval of the Insurance Commissioner is limited to the lesser of either 10% of the preceding year's statutory surplus or the preceding year's statutory net gain from operations. Dividends in the amounts of $25,500,000 and $29,400,000 were paid on April 1, 1997 and March 18, 1996, respectively. No dividends were paid in fiscal year 1995.



Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company's net income for the nine months ended September 30, 1997 was $45,743,000. The statutory net income for the year ended December 31, 1996 was $27,928,000 and for the year ended December 31, 1995 was $30,673,000. The Company's statutory capital and surplus was $325,712,000 at September 30, 1997, $311,176,000 at December 31, 1996 and $294,767,000 at
December 31, 1995.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



8.  INCOME TAXES



The components of the provisions for federal income taxes on pretax income consist of the following:



                                                              NET REALIZED
                                                               INVESTMENT
                                                                  GAINS
                                                                (LOSSES)      OPERATIONS        TOTAL
                                                              -------------  -------------  -------------
1997:

Currently payable...........................................  $  (3,635,000) $  50,828,000  $  47,193,000
Deferred....................................................     (2,258,000)   (13,766,000)   (16,024,000)
                                                              -------------  -------------  -------------
Total income tax expense....................................  $  (5,893,000) $  37,062,000  $  31,169,000
                                                              -------------  -------------  -------------
                                                              -------------  -------------  -------------
1996:

Currently payable...........................................  $   5,754,000  $  21,849,000  $  27,603,000
Deferred....................................................    (10,347,000)     6,996,000     (3,351,000)
                                                              -------------  -------------  -------------
Total income tax expense....................................  $  (4,593,000) $  28,845,000  $  24,252,000
                                                              -------------  -------------  -------------
                                                              -------------  -------------  -------------
1995:

Currently payable...........................................  $   4,248,000  $  22,980,000  $  27,228,000
Deferred....................................................     (6,113,000)     4,624,000     (1,489,000)
                                                              -------------  -------------  -------------
Total income tax expense....................................  $  (1,865,000) $  27,604,000  $  25,739,000
                                                              -------------  -------------  -------------
                                                              -------------  -------------  -------------



Income taxes computed at the United States federal income tax rate of 35% and income taxes provided differ as follows:



                                                                        YEARS ENDED SEPTEMBER 30,
                                                                 ----------------------------------------
                                                                     1997          1996          1995
                                                                 ------------  ------------  ------------
Amount computed at statutory rate..............................  $ 33,003,000  $ 24,258,000  $ 22,749,000
Increases (decreases) resulting from:
  Amortization of differences between book and tax bases of net
   assets acquired.............................................       666,000       464,000     3,049,000
  State income taxes, net of federal tax benefit...............     1,950,000     2,070,000       437,000
  Dividends-received deduction.................................    (4,270,000)   (2,357,000)      --
  Tax credits..................................................      (318,000)     (257,000)     (168,000)
  Other, net...................................................       138,000        74,000      (328,000)
                                                                 ------------  ------------  ------------
Total income tax expense.......................................  $ 31,169,000  $ 24,252,000  $ 25,739,000
                                                                 ------------  ------------  ------------
                                                                 ------------  ------------  ------------



For United States federal income tax purposes, certain amounts from life insurance operations are accumulated in a memorandum policyholders' surplus account and are taxed only when distributed to shareholders or when such account exceeds prescribed limits. The accumulated policyholders' surplus was $14,300,000 at September 30, 1997. The Company does not anticipate any transactions which would cause any part of this surplus to be taxable.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



8.  INCOME TAXES (CONTINUED)


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the liability for Deferred Income Taxes are as follows:



                                                                           SEPTEMBER 30,
                                                                   -----------------------------
                                                                        1997           1996
                                                                   --------------  -------------
DEFERRED TAX LIABILITIES:
Investments......................................................  $   13,160,000  $  15,036,000
Deferred acquisition costs.......................................     154,949,000    136,747,000
State income taxes...............................................       1,777,000      1,466,000
Net unrealized gains on debt and equity securities available for
 sale............................................................       9,910,000       --
                                                                   --------------  -------------
Total deferred tax liabilities...................................     179,796,000    153,249,000
                                                                   --------------  -------------
DEFERRED TAX ASSETS:
Contractholder reserves..........................................    (108,090,000)   (77,522,000)
Guaranty fund assessments........................................      (2,707,000)    (1,031,000)
Other assets.....................................................      (1,952,000)    (1,534,000)
Net unrealized losses on debt and equity securities available for
 sale............................................................        --           (2,973,000)
                                                                   --------------  -------------
Total deferred tax assets........................................    (112,749,000)   (83,060,000)
                                                                   --------------  -------------
Deferred income taxes............................................  $   67,047,000  $  70,189,000
                                                                   --------------  -------------
                                                                   --------------  -------------



9.  RELATED PARTY MATTERS



The Company pays commissions to two affiliated companies, SunAmerica Securities, Inc. and Advantage Capital Corp. Commissions paid to these broker-dealers totaled $25,492,000 in 1997, $16,906,000 in 1996, and $9,435,000 in 1995. These
broker-dealers, when combined with the Company's wholly owned broker-dealer, represent a significant portion of the Company's business, amounting to approximately 36.1%, 38.3%, and 40.6% of premiums in 1997, 1996, and 1995, respectively. The Company also sells its products through unaffiliated broker-dealers, the largest two of which represented approximately 19.2% and 10.1% of premiums in 1997, 19.7% and 10.2% in 1996, and 18.8% and 4.3% in 1995,
respectively.



The Company purchases administrative, investment management, accounting, marketing and data processing services from SunAmerica Financial, Inc., whose purpose is to provide services to the SunAmerica companies. Amounts paid for such services totaled $86,116,000 for the year ended September 30, 1997, $65,351,000 for the year ended September 30, 1996 and $42,083,000 for the year ended September 30, 1995. Such amounts are included in General and Administrative Expenses in the income statement.



The Parent made capital contributions of $28,411,000 in December 1996 and $27,387,000 in December 1995 to the Company, through the Company's direct parent, in exchange for the termination of its guaranty with respect to certain real estate owned in Arizona. Accordingly, the Company reduced the carrying value of this real estate to estimated fair value to reflect the termination of the guaranty.



During the year ended September 30, 1995, the Company sold to the Parent real estate for cash equal to its carrying value of $29,761,000.



During the year ended September 30, 1997, the Company sold various invested assets to SunAmerica Life Insurance Company and to CalAmerica Life Insurance Company for cash equal to their current market values of $15,776,000 and $15,000, respectively. The Company recorded net gains aggregating $276,000 on such transactions.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



9.  RELATED PARTY MATTERS (CONTINUED)


During the year ended September 30, 1997, the Company also purchased certain invested assets from SunAmerica Life Insurance Company and from CalAmerica Life Insurance Company for cash equal to their current market values of $8,717,000 and $284,000, respectively.



During the year ended September 30, 1996, the Company sold various invested assets to the Parent and to SunAmerica Life Insurance Company for cash equal to their current market values of $274,000 and $47,321,000, respectively. The Company recorded net losses aggregating $3,000 on such transactions.



During the year ended September 30, 1996, the Company also purchased certain invested assets from SunAmerica Life Insurance Company for cash equal to their current market values, which aggregated $28,379,000.



10. BUSINESS SEGMENTS



Summarized data for the Company's business segments follow:



                                                               TOTAL
                                                            DEPRECIATION
                                                                AND
                                                 TOTAL      AMORTIZATION     PRETAX
                                               REVENUES       EXPENSE        INCOME       TOTAL ASSETS
                                             -------------  ------------  ------------  ----------------
1997:

Annuity operations.........................  $ 332,845,000  $ 55,675,000  $ 74,792,000  $ 12,438,021,000
Broker-dealer operations...................     38,005,000       689,000    16,705,000        51,400,000
Asset management...........................     35,661,000    16,357,000     2,798,000        81,518,000
                                             -------------  ------------  ------------  ----------------
Total......................................  $ 406,511,000  $ 72,721,000  $ 94,295,000  $ 12,570,939,000
                                             -------------  ------------  ------------  ----------------
                                             -------------  ------------  ------------  ----------------
1996:

Annuity operations.........................  $ 256,681,000  $ 43,974,000  $ 53,827,000  $  9,092,770,000
Broker-dealer operations...................     31,053,000       449,000    13,033,000        37,355,000
Asset management...........................     33,047,000    18,295,000     2,448,000        74,410,000
                                             -------------  ------------  ------------  ----------------
Total......................................  $ 320,781,000  $ 62,718,000  $ 69,308,000  $  9,204,535,000
                                             -------------  ------------  ------------  ----------------
                                             -------------  ------------  ------------  ----------------
1995:

Annuity operations.........................  $ 211,587,000  $ 38,350,000  $ 55,462,000  $  7,667,946,000
Broker-dealer operations...................     24,194,000       411,000     9,025,000        29,241,000
Asset management...........................     34,427,000    24,069,000       510,000        86,510,000
                                             -------------  ------------  ------------  ----------------
Total......................................  $ 270,208,000  $ 62,830,000  $ 64,997,000  $  7,783,697,000
                                             -------------  ------------  ------------  ----------------
                                             -------------  ------------  ------------  ----------------

APPENDIX A - MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

The Market Value Adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The longer the period of time remaining in the term you initially agreed to leave your money in the fixed investment option, the greater the impact of the Market Value Adjustment. The impact of the Market Value Adjustment can be either positive or negative, and is computed by multiplying the amount withdrawn, transferred or annuitized by the following factor:

                                               N/12
                          [(1+I)/ (1+J+0.005*)]     -1

where:

                I is the Guarantee Rate you are earning on the money invested in the fixed investment option;

                J is the Guarantee Rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the fixed investment option; and

                N is the number of full months remaining in the term you initially agreed to leave your money in the fixed investment option.


* if the issue state is Pennsylvania, this number will be zero.


EXAMPLES OF THE MARKET VALUE ADJUSTMENT

The examples below assume the following:

    (1) You made an initial Purchase Payment of $10,000 and allocated it to the ten year fixed investment option at a Guarantee Rate of 7%;

    (2) You make a partial withdrawal of $4,000 when 2 1/2 years (30 months) remain in the ten year term you initially agreed to leave your money in the fixed investment option (N=30);

    (3) you have not made any other transfers, additional Purchase Payments, or withdrawals.

No withdrawal charges are reflected in the examples because your Purchase Payment has been in the contract for more than 7 full years.

NEGATIVE ADJUSTMENT:

Assume that on the date of withdrawal, the Guarantee Rate in effect for a new investment in the three year (rounded up to the next full year) fixed investment option is 8%:

The Market Value Adjustment factor is equal to:
                N/12
[(1+I)/(1+J+.005)]     -1
                 30/12
[(1.07)/(1.08+.005)]      -1
         2.5
(0.986175)    -1
0.965795-1
-0.034205

The requested withdrawal amount is multiplied by the Market Value Adjustment factor to determine the Market Value Adjustment:

                         $4,000 X (-0.034205)= -$136.82

$136.82 represents the Market Value Adjustment that will be deducted from the remaining money in the ten year fixed investment option.

POSITIVE ADJUSTMENT:

Assume that on the date of withdrawal, the Guarantee Rate in effect for a new investment in the three year (rounded up to the next full year) fixed investment option is 6%:

The Market Value Adjustment factor is equal to:
                            N/12
           [(1+I)/(1+J+.005)]     -1
                            30/12
           [(1.07)/(1.06+.005)]      -1
                    2.5
           (1.004695)    -1
           1.011778-1
           +0.011778

The requested withdrawal amount is multiplied by the Market Value Adjustment factor to determine the Market Value Adjustment:

                            $4,000 X .011778= +47.11

$47.11 represents the Market Value Adjustment that would be added to your withdrawal.

APPENDIX B - PREMIUM TAXES
--------------------------------------------------------------------------------

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the tax rates payable on premiums in effect in those states that assess a premium tax, as of the date of this prospectus. For current information you should consult your tax advisor. Additionally, please see Section 5 "Expenses" for additional information on Premium Taxes.

                                                                                  QUALIFIED    NON-QUALIFIED
STATE                                                                             CONTRACT       CONTRACT
-------------------------------------------------------------------------------  -----------  ---------------
California.....................................................................         .50%          2.35%
District of Columbia...........................................................        2.25%          2.25%
Kansas.........................................................................           0%             2%
Kentucky.......................................................................           2%             2%
Maine..........................................................................           0%             2%
Michigan.......................................................................      .00075%        .00075%
Nevada.........................................................................           0%           3.5%
South Dakota...................................................................           0%          1.25%
West Virginia..................................................................           1%             1%
Wyoming........................................................................           0%             1%

Please   forward  a  copy  (without  charge)  of  the  Statement  of  Additional
Information concerning SEASONS Variable Annuity Contracts to:

              (Please print or type and fill in all information.)

--------------------------------------------------------------------------------

          Name

--------------------------------------------------------------------------------

          Address

--------------------------------------------------------------------------------

          City/State/Zip

--------------------------------------------------------------------------------

Date: ________________________________  Signed: ________________________________

Return to: Anchor National Life Insurance Company, Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  Other Expenses of Issuance and Distribution.
       Not Applicable

ITEM 14.  Indemnification of Directors and Officers.
       Not Applicable

ITEM 15.  Recent Sales of Unregistered Securities.
       Not Applicable

ITEM 16.  Exhibits and Financial Statement Schedules.


EXHIBIT NO.  DESCRIPTION
-----------  --------------------------------------------------------------------------------------
        (1)  Form of Underwriting Agreement*
        (2)  Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession**
        (3)  (a)  Articles of Incorporation*
             (b)  By-Laws*
        (4)  (a)  Allocated Fixed and Variable Group Annuity Certificate*
             (b)  Individual Fixed and Variable Annuity Contract*
             (c)  Participant Enrollment Form*
             (d)  Deferred Annuity Application*
        (5)  Opinion of Counsel re: Legality*
        (6)  Opinion re Discount on Capital Shares**
        (7)  Opinion re Liquidation Preference**
        (8)  Opinion re Tax Matters**
        (9)  Voting Trust Agreement**
       (10)  Material Contracts**
       (11)  Statement re Computation of Per Share Earnings**
       (12)  Statement re Computation of Ratios**
       (14)  Material Foreign Patents**
       (15)  Letter re Unaudited Financial Information**
       (16)  Letter re Change in Certifying Accountant**
       (21)  Subsidiaries of Registrant**
       (23)  (a)  Consent of Independent Accountants***
             (b)  Consent of Attorney*
       (24)  Powers of Attorney (included on signature page)*
       (25)  Statement of Eligibility of Trustee**
       (26)  Invitation for Competitive Bids**
       (27)  Financial Data Schedule***
       (28)  Information Reports Furnished to State Insurance Regulatory Authority**
       (29)  Other Exhibits**


FINANCIAL STATEMENTS***


                                            * Previously filed


                                           ** Not Applicable


                                          *** Herewith

ITEM 17.  UNDERTAKINGS.
The undersigned registrant, Anchor National Life Insurance Company, hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represents a fundamental change in the information in the registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


    Pursuant to the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, and the State of California, on this 19th day of January, 1998.


                                  ANCHOR NATIONAL LIFE INSURANCE COMPANY

                                  By:           /s/ JAY S. WINTROB
                                  ----------------------------------------------

                                                  Jay S. Wintrob
                                             Executive Vice President


    Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                        TITLE                            DATE
------------------------------------------------  ------------------------------------------  -------------------
                   ELI BROAD*                       President, Chief Executive Officer, &
     --------------------------------------         Chairman of Board (Principal Executive
                   Eli Broad                                       Officer)

               SCOTT L. ROBINSON*
     --------------------------------------            Senior Vice President & Director
               Scott L. Robinson                         (Principal Financial Officer)

                N. SCOTT GILLIS*
     --------------------------------------           Senior Vice President & Controller
                N. Scott Gillis                         (Principal Accounting Officer)

                 LORIN M. FIFE*
     --------------------------------------                        Director
                 Lorin M. Fife

               JAMES R. BELARDI*
     --------------------------------------                        Director
                James R. Belardi

                 JANA W. GREER*
     --------------------------------------                        Director
                 Jana W. Greer

              /s/ SUSAN L. HARRIS
     --------------------------------------                        Director                    January 19, 1998
                Susan L. Harris

                PETER MCMILLAN*
     --------------------------------------                        Director
                 Peter McMillan

                JAMES W. ROWAN*
     --------------------------------------                        Director
                 James W. Rowan

                JAY S. WINTROB*
     --------------------------------------                        Director
                 Jay S. Wintrob

        *By:        /s/ SUSAN L. HARRIS
        ----------------------------------                     Attorney-in-Fact
                  Susan L. Harris



January 19, 1998

                                 EXHIBIT INDEX


EXHIBIT NO.  DESCRIPTION
-----------  --------------------------------------------------------------------------------------
   (23)      (a)  Consent of Independent Accountants
   (27)      Financial Data Schedule